pSivida Limited

ABN 78 009 232 026

Financial Report

for the financial year ended
30 June 2006

CORPORATE DIRECTORY

DIRECTORS	Dr Roger Brimblecombe Dr Paul Ashton Mr Stephen Lake Dr David Mazzo Mr Michael Rogers
COMPANY SECRETARIES	Mr Aaron Finlay Ms Lori Freedman
REGISTERED OFFICE	Level 12, BGC Centre 28 The Esplanade Perth WA 6000 Australia Telephone: +61 8 9226 5099 Facsimile: +61 8 9226 5499 Email: psivida@psivida.com Website: www.psivida.com
AUDITORS	Deloitte Touche Tohmatsu Level 14, Woodside Plaza 240 St George's Terrace Perth WA 6000 Australia Telephone: +61 8 9365 7000 Facsimile: +61 8 9365 7001
LEGAL ADVISORS	Blake Dawson Waldron Level 32, Exchange Plaza 2 The Esplanade Perth WA 6000
LEGAL ADVISORS (USA)	Curtis, Mallet-Prevost, Colt & Mosle LLP 101 Park Avenue New York New York 10178-0061
SHARE REGISTRY	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George's Terrace Perth WA 6000 Telephone: +61 8 9323 2000 Facsimile: +61 8 9323 2033
BANKERS	HSBC Australia Limited 188 St George's Terrace Perth WA 6000
ASX CODE	PSD
NASDAQ CODE	PSDV
XETRA CODE	PSI
ABN	78 009 232 026

The Directors of pSivida Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2006.

DIRECTORS

The names and details of the directors of the Company in office during the financial year and until the date of this report, unless otherwise stated, are:

Dr Roger Brimblecombe, *PhD, DSc, FRCPath, CBiol, FIBiol*
Acting Chief Executive Officer and Executive Chairman

Dr Brimblecombe is a former chairman of SmithKline and French Research Ltd. He is a partner in MVM Life Science Partners LLP. He is a director of AIM-listed Tissue Science Laboratories plc (appointed 1998), NASDAQ-listed Vertex Pharmaceuticals, Inc (appointed 1993) and unlisted company Vertex (Europe) Ltd. He is Consultant Editor of *Drug Discovery World*. Dr Brimblecombe is a respected figure in the international pharmaceutical and biotechnology industries with extensive contacts in Europe, the US and Japan.

Dr Brimblecombe is Chairman of pSiMedica Limited (UK) and pSiOncology Pte Limited (Singapore).

Dr Paul Ashton, *PhD*
Director, Strategy (appointed 30 December 2005)

Dr Ashton was the President, CEO, and a director of Control Delivery Systems (CDS) prior to its acquisition by the Company on 30 December 2005. Dr Ashton is a cofounder of CDS, which was launched in 1991, and has served as a member of the board of directors since that time. Dr Ashton became CEO in 1996. Before cofounding CDS, Dr Ashton was a visiting professor of ophthalmology at the University of Kentucky. Prior to this, he worked at Hoffman-LaRoche, and also served on the faculty of Tufts University for four years. Dr Ashton received a BSc in chemistry from Durham University, England, and a PhD in pharmaceutical science from the University of Wales.

Mr Stephen Lake, *BA (Jt Hons), MBA, ACA*
Non-Executive Director

Mr Lake is Investment Director, QinetiQ Limited. He has over 20 years of experience in the high technology sector as a senior executive in both large multi-national and early stage venture backed companies. He was a founding executive of Reuters venture capital arm Greenhouse. He has extensive international experience having worked in the USA for 10 years, as well as in France and the Nordic Countries. Mr Lake is a UK qualified Chartered Accountant and has an MBA in Technology & Strategy from Theseus Institut, France. He is a non-executive director of Quintel Technology Limited and QS4 Group Limited.

Dr David Mazzo, *BA (Hons), BSc (Hons), MSc, PhD*
Non-Executive Director (appointed 25 July 2005)

Dr Mazzo is President and Chief Executive Officer of Chugai Pharma USA, and is based in New Jersey, USA. Chugai Pharma USA is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company. Dr Mazzo holds a Bachelor of Arts with Honours (Interdisciplinary Humanities) and a Bachelor of Science with Honours in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the école Polytechnique Fédérale de Lausanne, Switzerland.

Dr Mazzo is also a director of AMEX-listed Avanir Pharmaceuticals (appointed 1 August 2005).

Mr Michael Rogers, *BA, MBA*
Non-Executive Director (appointed 27 July 2005)

Mr Rogers is Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, USA. Mr Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College, and brings significant financing, acquisition, investment banking and partnering experience relating to pharmaceutical and biotechnology companies to the pSivida Board. Mr Rogers chairs the Audit Committee and is the designated "financial expert" on the Board.

Ms Heather Zampatti, *BSc, DipEd*
Former Non-Executive Director (appointed 11 January 2006, resigned 28 August 2006)

Ms Zampatti is the National Head of Wealth Management, Australia for Bell Potter Securities, an Australian-owned private investment adviser and top 10 broker by trading volume on the Australian Stock Exchange. Ms Zampatti has over 20 years' experience in investment advising and her expertise in stockbroking and financial investment planning is widely acknowledged in the Australian investment community.

Mr Gavin Rezos, *BJuris, LLB, BA*
Former Managing Director (resigned 31 July 2006)

Mr Rezos graduated in Law from the University of Western Australia, has been admitted as a barrister and solicitor in Western Australia, England and New South Wales and practised in London in corporate finance before joining the merchant bank Midland Montagu in 1990 (now HSBC Investment Bank plc).

Mr Rezos has extensive Australian and international investment banking experience across a range of industries and in a number of geographical locations including Europe, Latin America, the Middle East and Asia. Mr Rezos is currently principal of Viaticus Capital Pty Ltd, a specialist biotechnology venture capital and corporate advisory company. He was formerly an Investment Banking Director of the HSBC Group, with previous regional roles based in London, Sydney and Dubai.

Mr Rezos was a Director of pSiMedica Limited (UK), pSiOncology Pte Ltd (Singapore) and Chairman of AION Diagnostics Limited during the financial year, also resigning from these positions on 31 July 2006.

Mr Rezos is also a director of ASX-listed Iluka Resources Limited (appointed 21 June 2006) and was previously a director of Amity Oil Limited (now Antares Energy Limited) during the period October 2001 to November 2004.

Ms Alison Ledger, *BA, MBA*
Former Non-Executive Director (resigned 11 January 2006)

Ms Ledger was most recently a principal at McKinsey & Co both in Sydney and London specialising in financial institutions including banking, asset management, stock exchanges, insurance and regulatory compliance. She joined McKinsey in 1995 after spending time with Bankers Trust in London marketing investment funds to European corporate and institutional clients. Ms Ledger has extensive financial experience and knowledge of international capital markets with a breadth of knowledge in strategy, operations, performance improvement, cost management, new business building and geographic expansion. She has a Harvard MBA and has lived and worked in numerous countries including the UK, Australia and the USA.

Dr Roger Aston, *PhD, BSc (Hons)*
Former Director, Strategy (resigned 15 November 2005)

Previously at the Wellcome Foundation, Dr Aston has more than 20 years of experience in the pharmaceutical and biotechnology industries. His previous positions have included CEO of Peptech Limited (Australia), director of Cambridge Antibody Technology Limited (UK) and Chairman of Cambridge Drug Discovery Limited (UK – now BioFocus plc). Dr Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group.

Dr Aston was a founder and a Director of pSiMedica Limited (UK), former CEO of pSiOncology Pte Ltd (Singapore) and a former Director of AION Diagnostics Limited.

Dr Aston is also a Director of ASX-listed companies Avantogen Limited (formerly Australian Cancer Technology Limited, appointed February 2001) and Clinuvel Limited (formerly Epitan Limited, appointed April 2005).

COMPANY SECRETARY

Mr Aaron Finlay, *BCom, CA*
Company Secretary

Mr Finlay joined pSivida in May 2004 as Chief Financial Officer and Company Secretary. His most recent role was as INVESCO Australia's Chief Financial Officer where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, Mr Finlay was head of group tax and treasury for INVESCO's global operations in London. Prior to joining INVESCO, Mr Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth.

Mr Finlay is also chief financial officer and company secretary of AION Diagnostics Limited.

Ms Lori Freedman
Company Secretary, Vice President of Corporate Affairs, General Counsel (appointed 23 May 2006)

Ms Freedman is the former Vice President of Corporate Affairs, General Counsel, and Secretary of Control Delivery Systems and previously Vice President, Business Development, and Counsel of Macromedia, Inc. Ms Freedman has also worked for Allaire as Vice President, General Counsel and Secretary, and for the law firm of McDermott, Will & Emery.

CORPORATE INFORMATION

Corporate Structure

pSivida Limited is a company limited by shares that is incorporated and domiciled in Australia. pSivida Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial period.

Nature of Operations and Principal Activities

The principal activities during the year of entities within the consolidated entity were:

- research and development of drug delivery products in the healthcare sector, initially in ophthalmology and oncology;
- patent maintenance and lodgement of new patents with regard to our drug delivery platform technologies;
- collaboration and commercialisation of applications to our platform technologies;
- promotion of the Company both domestically and internationally; and,
- further investigation of future collaboration partners and product applications.

REVIEW AND RESULTS OF OPERATIONS

For the financial year ending 30 June 2006, the loss attributable to members of pSivida is $28,166,129 (2005: $16,793,836). The operating loss includes $17,855,265 (2005: $8,287,930) (an average of $1,487,939 per month) of research and development costs expended by the consolidated entity and administrative expenses (including amortisation of intangibles, salaries and costs relating to the head office) and finance costs totalling $25,937,028 (2005: $11,724,575) (an average of $2,161,419 per month).

The ratio of Research and Development expenditure to total costs after the deduction of unrealised foreign exchange losses, financing costs and amortisation of intangible assets is 59.7% (2005: 59.6%).

On 25 July 2005 Dr David Mazzo was appointed as a Non-executive Director of the Company, based in New Jersey, USA.

On 27 July 2005 Mr Michael Rogers was appointed as a Non-executive Director of the Company.

In August 2005 pSivida raised US$4.3 million (A$5.6 million) before costs via the private placement of 665,000 ADSs (American Depositary Shares) to predominantly US investors at US$6.50 (A$8.48) each, with each ADS representing 10 ordinary shares. New York based Securities Dealers, Hunting Party Securities Ltd placed the ADSs, which were structured as a PIPE (Private Investment in Public Equity) and limited to the aforementioned amount given the recent announcement of a potential acquisition. The ADSs have an attached 1 for 10, 3 year warrant exercisable for US$12.50 per ADS. The ADSs will become tradable on NASDAQ upon filing of a registration statement by pSivida with the Securities and Exchange Commission.

In September 2005 pSivida's manufacturing partner, QSA completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of pSivida's lead cancer therapy BrachySil™, at QSA's Auriga Medical™ facility in Braunschweig, Germany. This GMP facility will fulfil the final process in the manufacture of BrachySil™ for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil™ as it advances through clinical trials towards the market.

In October 2005 pSivida entered into a definitive merger agreement to acquire Control Delivery Systems, Inc (CDS), a US based drug delivery company. The acquisition is an integral part of pSivida's on-going US growth strategy, creating a global bio-nanotech company specialising in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS' portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida's management team.

pSivida completed the acquisition of CDS on 30 December 2005 following overwhelming approval by pSivida shareholders at the AGM held in November 2005. On completion of the acquisition CDS was renamed pSivida Inc and former CEO, Dr Paul Ashton was appointed to the pSivida Board and as the Director of Strategy, based in Boston.

In October 2005 Castlerigg Master Investments, a New York based institutional investor, signed an agreement with pSivida to purchase US$15 million (A$20.5 million) of Subordinated Convertible Debentures convertible into PSDV ADSs at an initial conversion price of US$7.10 per ADS (A$0.95 per ordinary share). The proceeds of the issuance were received in November 2005 and are being used for the expanded development of pSivida's platform technologies and ongoing working capital requirements.

Also in October 2005 pSivida signed a licence with Beijing Med-Pharm Corporation (BJGP:PK) for the clinical development, marketing and distribution of pSivida's lead product, BrachySil™, in China. The Licence includes upfront and milestone payments in excess of US$2 million and royalties ranging up to 30%, depending upon level of sales, payable to pSivida by Beijing Med-Pharm. China has the highest incidence of primary liver cancer in the world with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Beijing Med-Pharm is the only non-Chinese company with pharmaceutical distribution rights in China via its purchase in December 2004 of Beijing Wanwei Pharmaceutical Ltd, a pharmaceutical distributor covering the bulk of Beijing's hospitals. In an historic event, this purchase was approved by the Ministry of Commerce of the People's Republic of China on 18 October 2005.

In November 2005 Phase IIb clinical trials commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patients successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which enabled for the first time, larger and also multiple tumours to be treated. The Company has been successful in the preparation and approvals for the initiation of the planned European Phase IIa trial of BrachySil™ in pancreatic cancer, a disease of high unmet clinical need and a significant potential market opportunity for this targeted oncology therapy.

In December 2005 pSivida seed funded pSiNutria Limited A$1.5 million (US$1.1 million) and granted a royalty-bearing exclusive licence for the use of BioSilicon™ as an ingestible ingredient in food applications. pSiNutria will develop applications of the Group's silicon technology in the food industry and is also developing patentable intellectual property using silicon in the food packaging area. BioSilicon™ applications in food primarily pertain to its biodegradability and optical properties. Potential pSiNutria products being developed include products to detect pathogens in food, for food tracing, for food preservation, and products to detect variations of temperature in food storage. These products may include ingestible BioSilicon™ which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

On 11 January 2006 Ms Heather Zampatti was appointed as a Non-executive Director of the Company. The appointment of Ms Zampatti to the pSivida board replaced Ms Alison Ledger who stepped down after 18 months of service.

The Company announced a one for eight rights issue ("Rights Issue") on 2 May 2006 at an issue price of $0.60 per share. The issue price represented a discount of approximately 18% to the 30 day volume weighted average closing price ("VWAP") on the ASX up to 1 May 2006, being the last trading day and a 7% discount to the five day VWAP. The Company concluded the rights issue on 13 June 2006, raising a total of $6.3 million through the issue of 10,515,811 shares.

Capital raised from the placement of the shortfall will primarily fund the phase III clinical trials of Medidur™ for the treatment of Diabetic Macular Edema (DME), and phase IIa clinical trials of our lead BioSilicon™ product, BrachySil™ for the treatment of inoperable pancreatic cancer. pSivida expects to receive a significantly greater return by funding the Medidur™ trials under the Co-Development Agreement to receive a profit share with Alimera Sciences rather than a straight royalty which would be payable if we did not co-fund the trials.

On 23 May 2006 the Company announced that Mr Michael Soja had been appointed Vice President, Finance and Chief Financial Officer, and Ms Lori Freedman had been appointed Vice President, Corporate Affairs, General Counsel and Secretary. Both Mr Soja and Ms Freedman are based at pSivida's Boston facility in the United States.

pSivida Inc (formerly CDS) entered into a collaborative development and product license agreement with Alimera Sciences relating to the development of the Company's Medidur™ product in February 2005. According to the agreement, Alimera and pSivida share all development costs. The agreement was assigned to the Company by virtue of the CDS merger. Should development efforts be successful, Alimera Sciences will manufacture and

sell the product for the Company subject to a revenue sharing arrangement. The agreement expires on the latest of ten years after the effective date, the expiration or abandonment of the patents relevant to the covered products or until Alimera Sciences is no longer selling any licensed products. Alimera Sciences may terminate the agreement if the Company fails to make a development payment, or may terminate the agreement with respect to a particular product if the Company notifies Alimera Sciences that it has abandoned the product, or upon 30 days' notice following the Company's failure to make development payments exceeding US$2 million for that product. As of 29 September 2006, the Company has chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million. Alimera Sciences may decide not to continue with or commercialise any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate its agreement with the Company.

As at 30 June 2006 the consolidated cash position was $15,446,552 (2005: $12,892,061) and the Company had 397,036,107 (2005: 219,312,166) shares on issue.

SUBSEQUENT EVENTS

On 31 July 2006, the Company announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr Rezos has agreed to make himself available in Australia as the Company may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

On 28 August 2006, the Company announced that Heather Zampatti resigned as a director of the Company.

On 14 September 2006, the Company closed an agreement revising the terms of the subordinated convertible promissory note that was issued on 16 November 2005 to an institutional investor. The note continues to have a three year term and bear 8% interest payable quarterly. The Company may make future interest payments in the form of our NASDAQ-listed ADSs, or, at the Company's sole option, it may make such payments in cash. The note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending 30 April 2007 is lower than the current conversion price. In connection with the amendments, the Company prepaid US$2.5 million of the outstanding principal note by means of a US$3.5 million payment. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, the Company has agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through 15 October 2006, with increased penalties if that deadline is missed. The Company has also been released from the restrictions on future fundraising transactions contained in the note documentation. The Company also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in the Group's current royalties, subject to release of that security upon any disposition by the Company of the royalty stream.

On 26 September 2006 the Company closed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5 million (A$8.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share). The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly in arrears and/or ADSs at an 8% discount to the 10 day VWAP. The Company has issued to the investors warrants exercisable for a number of ADSs equal to 90% of the aggregate principal amount of the outstanding New Notes divided by the conversion price with an exercise price of US$2.00 and a term of 5 years. The Company may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above US$4.00 for a set period of 25 days.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the directors, there were no matters that significantly affected the state of affairs of the consolidated entity during the financial period, other than those referred to in the review of operations.

DIVIDENDS

The directors recommend that no amount be paid by way of dividend. No dividend has been paid or declared since the start of the financial period.

STRATEGY AND FUTURE PERFORMANCE

Information about the business strategies of the consolidated entity and its prospects for the future has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

SHARE OPTIONS

As at the date of this report, there were a total of 21,656,172 unissued ordinary shares under option, 157,650 ADSs under option and 9,391,803 ADSs under warrant (21,656,172 unissued ordinary shares under option, 161,526 ADSs under option and 766,803 ADSs under warrant at balance date). Refer to Note 15 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of an option, to participate in any share issue of the Company or any related body corporate.

During the financial year, the Company issued 3,150,000 options under the shareholder approved Employee Share Option Plan. Details regarding the issue of share options under this plan are provided in Note 21 of the financial statements. The Company issued a further 766,803 warrants over ADSs (equivalent to options over 7,668,030 ordinary shares) during the year in connection with the PIPE and convertible note capital raisings, and 172,446 options over ADSs (equivalent to options over 1,724,460 ordinary shares) to former holders of CDS options in connection with the acquisition of CDS. During the year options over 3,874 ADSs were exercised and converted into ADSs, equivalent to 38,740 ordinary shares.

The following options were issued to directors of the Company and group executives during the year. No options have been issued to directors or executives subsequent to year end.

	Granted as compensation Number
Directors	
Dr R Brimblecombe	375,000
Mr G Rezos	1,200,000
Dr D Mazzo	200,000
Mr M Rogers	200,000
Dr P Ashton	500,000
Total	2,475,000
Executives	
Mr A Finlay	200,000
Ms L Freedman	237,500
Mr M Soja	237,500
Total	675,000

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODIES CORPORATE

As at the date of this report the interests of the Directors in the shares and options of pSivida Limited were as follows:

	pSivida Limited				AION Diagnostics Inc	
	Ordinary Shares		Options		Options	
	Held Directly	Held Indirectly	Held Directly	Held Indirectly	Held Directly	Held Indirectly
Dr R Brimblecombe	613,200	-	1,324,111	-	-	-
Dr P Ashton	16,992,810	671,270	1,380,700	-	-	-
Mr S Lake	-	-	242,061	-	-	-
Dr D Mazzo	20,000	-	200,000	-	-	-
Mr M Rogers	-	-	200,000	-	-	-

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of pSivida Limited.

Director and executive details

The directors of pSivida Limited during the year were:

- Dr R Brimblecombe (Executive Chairman)
- Mr S Lake (Non-Executive Director)
- Dr D Mazzo (Non-Executive Director), appointed 25 July 2005
- Mr M Rogers (Non-Executive Director), appointed 27 July 2005
- Dr P Ashton (Director, Strategy), appointed 30 December 2005
- Ms H Zampatti (Non-Executive Director), appointed 11 January 2006, resigned 28 August 2006
- Mr G Rezos (Managing Director), resigned 31 July 2006
- Dr R Aston (Director, Strategy), resigned 15 November 2005
- Ms A Ledger (Non-Executive Director), resigned 11 January 2006

The Company and group executives of pSivida Limited during the year were:

- Mr A Finlay (Company Secretary)
- Ms L Freedman (Company Secretary, Vice President of Corporate Affairs, General Counsel), appointed 23 May 2006
- Mr M Soja (Vice President, Finance, Chief Financial Officer), appointed 23 May 2006
- Dr M Parry-Billings (Research & Development Director, pSiMedica Limited)
- Prof L Canham (Chief Scientific Officer, pSiMedica Limited)
- Dr A Kluczewska (Managing Director, AION Diagnostics)
- Mr S Connor (Director of Development, pSiMedica Limited)
- Dr J Ogden (Commercial Director, pSiMedica Limited)

Remuneration Policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and Executive Officers. The Remuneration Committee will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base emolument in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive Directors' and officers' emoluments to the Company's financial and operational performance.

Remuneration paid to the Company's directors and executives is also determined with reference to the market level of remuneration for other listed biotechnology companies in Australia, the UK and the USA. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company's predominantly research and development stage of development is taken into account in this review.

Executive Officers are those directly accountable for the operational management and strategic direction of the Company and the consolidated entity.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors' fees (in the case of Directors), salaries, consulting fees and employer contributions to superannuation funds.

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee's personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and CPI data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Key performance indicators (KPIs) are individually tailored by the Remuneration Committee for each director and executive officer each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is $280,000. Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation, which is currently 9% of their fees.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates.

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to performance against individual KPIs and to the performance of the Company as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, deals concluded increases in the market capitalisation of the Company and successful capital raisings and also industry-specific factors relating to the advancement of the Company's research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Stock options are awarded under the Employee Share Option Plan to the Company's directors and executives and are determined on the individuals' performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives. Non-executive directors do participate in the Company's Employee Share Option Plan, given the Company's size and stage of development and the necessity to attract the highest calibre of professionals to the role, whilst maintaining the Company's cash reserves.

The Remuneration Committee determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Remuneration Committee has determined the total performance-linked remuneration payable across the Company, Committee members assess the performance of each individual staff member within their department, relative to that staff member's KPIs and decide how much performance-linked remuneration should be paid to that person.

Elements of director and executive remuneration

Remuneration packages contain the following key elements:

a) Short-term benefits – salary / fees, bonuses and other benefits;
b) Post-employment benefits – including superannuation; and
c) Share-based payments – share options granted under the Employee Share Option Plan as disclosed in Note 21 to the financial statements.

The following table discloses the remuneration of the directors of the Company during the financial year from pSivida and controlled entities within the consolidated entity:

	Short-term benefits			Post-employment	Share-based payments	Total	Proportion related to performance
	Salary and fees	Bonus #	Other benefits	Superannuation	Options *		
	$	$	$	$	$	$	%
Directors							
Dr R Brimblecombe	223,218	-	-	-	101,898	325,116	31.3
Mr G Rezos	467,437	257,000	6,366	14,648	306,681	1,052,132	53.9
Dr P Ashton	184,159	-	4,776	5,542	48,195	242,672	19.9
Mr S Lake	25,000	-	-	-	-	25,000	-
Dr D Mazzo	32,102	-	-	-	32,852	64,954	-
Mr M Rogers	37,213	-	-	-	32,852	70,065	-
Ms H Zampatti	15,613	-	-	1,405	-	17,018	-
Dr R Aston	304,121	26,600	-	4,560	-	335,281	7.9
Ms A Ledger	15,806	-	-	1,423	-	17,229	-
Total	1,304,669	283,600	11,142	27,578	522,478	2,149,467	

* These options had no intrinsic value at the time of issue.

\# Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company's Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

The following table discloses the remuneration of the highest remunerated executives of the Company and the group during the financial year:

	Short-term benefits			Post-employment	Share-based payments	Total	Proportion related to performance
	Salary and fees	Bonus	Other benefits	Super-annuation			
	$	$	$	$	$	$	%
Executives							
Dr M Parry-Billings	303,059	-	7,703	36,367	144,238	491,367	29.4
Mr A Finlay	253,215	60,000	8,380	28,189	96,979	446,763	35.6
Dr A Kluczewska	250,000	-	4,774	-	49,603	304,377	16.6
Prof L Canham	197,476	-	6,389	22,498	28,083	254,446	11.0
Mr S Connor	182,444	-	8,608	21,893	32,033	244,978	13.1
Dr J Ogden	171,449	-	5,233	20,574	24,133	221,389	10.9
Ms L Freedman	40,099	-	2,114	2,021	22,893	67,127	34.1
Mr M Soja	40,099	-	2,114	2,021	22,893	67,127	34.1
Total	1,437,841	60,000	45,315	133,563	420,855	2,097,574	

* These options had no intrinsic value at the time of issue.

(i) A total of 900,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options were subject to varying vesting conditions and expire on 31 March 2010.

A total of 400,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on 30 September 2010.

A total of 1,850,000 options were issued to directors and employees in December 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on 30 September 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

Dr P Ashton	500,000	Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.
Ms L Freedman	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.
Mr M Soja	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options granted Value at grant date	Options exercised Value at exercise date	Options lapsed Value at time of lapse	Total value of options granted, exercised and lapsed	Value of options included in remuner-ation for the year	Percentage of total remuner-ation for the year that consists of options
	$	$	$	$	$	%
Dr R Brimblecombe	101,898	-	-	101,898	101,898	31.3
Mr G Rezos	306,681	-	-	306,681	306,681	29.3
Dr P Ashton	129,810	-	-	129,810	48,195	19.9
Mr S Lake	-	-	-	-	-	-
Dr D Mazzo	52,824	-	-	52,824	32,852	50.6
Mr M Rogers	52,824	-	-	52,824	32,852	46.9
Ms H Zampatti	-	-	-	-	-	-
Dr R Aston	-	-	-	-	-	-
Ms A Ledger	-	-	-	-	-	-
Dr M Parry-Billings	-	-	-	-	144,238	29.4
Mr A Finlay	45,726	-	-	45,726	96,979	22.0
Dr A Kluczewska	-	-	-	-	49,603	16.6
Prof L Canham	-	-	-	-	28,083	11.0
Mr S Connor	-	-	-	-	32,033	13.1
Dr J Ogden	-	-	-	-	24,133	10.9
Ms L Freedman	61,660	-	-	61,660	22,893	34.1
Mr M Soja	61,660	-	-	61,660	22,893	34.1
Total	813,083	-	-	813,083	943,333	

Company performance

In considering the Company's performance and its effect on shareholder wealth, the Board have regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company's projects, results of trials, relationship building with research institutions, collaborations etc. The Board also gives consideration to the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure or contemplate payment of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price related to an industry trend or other similar non-specific economic condition should not be a punitive factor in assessing the performance of individuals.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial period, the Company maintained an insurance policy which indemnifies the Directors and Officers of pSivida Limited in respect of any liability incurred in connection with the performance of their duties as Directors or Officers of the Company. The Directors made a personal contribution toward the premium to satisfy Section 199B of the Corporations Act 2001. The Company's insurers have prohibited disclosure of the amount of the premium payable and the level of indemnification under the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, 18 Board meetings, 4 audit committee meetings, 2 remuneration committee meetings and 1 nomination committee meeting were held.

	Board of directors		Audit committee		Remuneration committee		Nomination committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Dr R Brimblecombe	18	18	-	-	2	2	1	1
Mr G Rezos	18	18	-	-	-	-	-	-
Dr P Ashton	9	9	-	-	-	-	-	-
Mr S Lake	18	17	-	-	2	2	-	-
Dr D Mazzo	16	16	4	4	-	-	-	-
Mr M Rogers	16	16	4	4	-	-	-	-
Ms H Zampatti	8	8	-	-	-	-	-	-
Dr R Aston	8	8	-	-	1	1	1	1
Ms A Ledger	10	9	3	3	-	-	1	1

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditor, Deloitte Touche Tohmatsu or associated entities. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor;
- None of the services undermine the general principles relating to auditor independence as set out in the Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

Deloitte received or are due to receive the following amounts for the provision of non-audit services:

	$
Fees incurred in relation to US statutory filings	1,079,385
Taxation services	53,336
Total	1,132,721

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 26 of the financial report.

Dated in Malvern, United Kingdom, 29 September 2006, and signed in accordance with a resolution of the Directors made pursuant to s 298(2) of the Corporations Act 2001.



Dr R Brimblecombe
Chairman

pSivida's Board and Corporate Governance

The Board of directors of pSivida Limited is responsible for the corporate governance of the consolidated entity and is committed to applying the ASX Corporate Governance Council *Principles of Good Corporate Governance and Best Practice Recommendations* ("ASX Principles") where practicable. The Board guides and monitors the business and affairs of pSivida Limited on behalf of the shareholders. It is a requirement of the Board that the Company maintains high standards of ethics and integrity at all times.

The ASX Principles are an important regulatory guide for listed companies reporting on their corporate governance practices. Under ASX Listing Rule 4.10.3, listed companies must disclose the extent to which they have followed the ASX Principles, and if any of the recommendations have not been followed then the Company must explain why not.

The requirements under Listing Rule 4.10.3 apply to pSivida for the financial year ended 30 June 2006 and this corporate governance statement sets out and explains any departures by pSivida from the ASX Principles.

The pSivida Corporate Governance Website

Important information relating to pSivida's corporate governance policies and practices are set out on the Company's website at www.psivida.com. The following documents are summarised on the website and are available in full from the Company:

- Board Charter;
- Code of Conduct;
- Communications Strategy Policy;
- Continuous Disclosure Policy;
- Securities Trading Policy;
- Risk Policy & Internal Compliance and Control Systems;
- Audit Committee Charter;
- Nomination Committee Charter; and
- Remuneration Committee Charter.

The corporate governance section of pSivida's website was first made available from 1 July 2003 and the documents referred to above were available from that date. pSivida has undertaken a review of its corporate governance policies and practices since that date and is continuing to update its policies and practices to reflect developing corporate governance requirements and practices.

The Role of the Board and the Board Charter

The Board's Duties

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations and strives to meet those expectations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The role of the Board is to oversee and guide the management of pSivida with the aim of protecting and enhancing the interests of its shareholders and taking into account the interests of other stakeholders including employees and the wider community.

The Board has adopted a formal Charter which clearly establishes the relationship between the Board and management and describes their functions and responsibilities. A summary of the Board Charter has been posted on the corporate governance section of the Company's website.

The Board is responsible for setting the strategic direction of the Company, establishing goals for management and monitoring the achievement of those goals. The Managing Director is responsible to the Board for the day to day management of the Company.

Code of Conduct

Directors of the Company are also subject to pSivida's Code of Conduct (see further discussion below). The Code of Conduct is considered by the Board to be an effective way to guide the behaviour of all directors and employees and demonstrates the Company's commitment to ethical and compliant practices.

The Composition of pSivida's Board

The composition of the Board is determined in accordance with the following principles and guidelines:

- the Board should comprise at least 3 directors;
- the Board should comprise directors with an appropriate range of qualifications and expertise; and
- the Board shall meet regularly and follow meeting guidelines set down to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this report, the Board comprises an executive chairperson, a further executive director and three non-executive independent directors. Details of the directors are set out in the Directors' Report.

Independence of Directors

The Board has reviewed the position and associations of each of the five directors in office at the date of this report and considers that three of the directors are independent. In considering whether a director is independent, the Board has regard to the independence criteria in ASX Best Practice Recommendations Principle 2 and other facts, information and circumstances that the Board considers relevant. The Board assesses the independence of new directors upon appointment and reviews their independence, and the independence of other directors, as appropriate.

The Board considers that Mr Lake meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement, notwithstanding he is a nominee of QinetiQ (as at the date of this report QinetiQ holds approximately 8.98% of the Company's issued share capital). The Board considers Mr Lake to be independent on the basis QinetiQ is not in a position to exercise control over the Company.

The Board considers that Dr Mazzo meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director, and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, he is considered to be independent.

The Board considers that Mr Rogers meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director, and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, he is considered to be independent.

Dr Brimblecombe and Dr Ashton are employed in an executive capacity by the Company and so are not considered to be independent.

The pSivida Board had a majority of independent directors throughout the entire financial year, and therefore was in compliance with Best Practice Recommendation 2.1 for the entire period. The Company has not been in compliance with Recommendation 2.2 which states that the chairperson should be an independent director, for the entire year. Dr Brimblecombe has been contracted by the Company to provide executive services, recognising his skills and abilities as beneficial to the group in an extended capacity and noting that Dr Brimblecombe currently acts as the group's acting CEO.

The directors will continue to monitor the composition of the Board to ensure its structure remains appropriate and consistent with effective management and good governance.

Appointment, Election and Re-Election of pSivida Directors

The Constitution of the Company requires one third of the directors, other than the Managing Director, to retire from office at each Annual General Meeting. Directors who have been appointed by the Board are required to retire from office at the next Annual General Meeting and are not taken into account in determining the number of directors to retire at that Annual General Meeting. Directors cannot hold office for a period in excess of three years or later than the third Annual General Meeting following their appointment without submitting themselves for re-election. Retiring directors are eligible for re-election by shareholders.

Nomination and Appointment of New Directors

Recommendations of candidates for new directors are made by the Board's Nomination Committee for consideration by the Board as a whole. If it is necessary to appoint a new director to fill a vacancy on the Board or to complement the existing Board, a wide potential base of possible candidates is considered. If a candidate is recommended by the Nomination Committee, the Board assesses that proposed new director against a range of criteria including background, experience, professional skills, personal qualities, the potential for the candidate's skills to augment the existing Board and the candidate's availability to commit to the Board's activities. If these criteria are met and the Board appoints the candidate as a director, that director must retire at the next following General Meeting of Shareholders and will be eligible for election by shareholders at that General Meeting.

pSivida's Board Meetings

The Board met 18 times between 1 July 2005 and 30 June 2006.

The Board meets formally at least ten times each year, and from time to time meetings are convened outside the scheduled dates to consider issues of importance.

Directors' attendance at Board and Committee meetings is detailed on page 15 of this annual report.

Performance Review

The Board's policy with respect to performance evaluation is to review its performance and that of its Committees and executive management at least annually. The Chairman discusses with each director, on a one on one basis, their contribution to the Board.

The method of the assessment is to be set by the Board.

Due to the acquisition of CDS in December 2005 and the recent changes to the structure of the Board, the Board has not undertaken a performance evaluation of itself or each director before the date of this annual report.

The performance evaluation to be conducted by the Board will include consideration of the Board's policies in relation to Board and executive evaluation, which to date have not yet been formalised. When the Board formally adopts its evaluation policies, and determines the manner in which evaluation will be conducted, a summary of the relevant processes will be disclosed on the corporate governance section of the pSivida website.

Furthermore, the Board aims to ensure that the shareholders are informed of all information necessary to assess the performance of the directors. Information is communicated to the shareholders through:

- the annual report which is distributed to all shareholders;
- the half-yearly report;
- the annual general meeting and other meetings to obtain shareholder approval for Board actions as appropriate; and
- continuous disclosure in accordance with ASX Listing Rule 3.1 and the Company's continuous disclosure policy.

Board Members' Rights to Independent Advice

The Board has procedures to allow directors, in the furtherance of their duties as directors or members of a Committee, to seek independent professional advice at the Company's expense, subject to the prior written approval of the Chairman.

pSivida's Board Committees

The Board has established the following committees to advise and support the Board in carrying out its duties:

- Audit and Compliance Committee;
- Nomination Committee; and
- Remuneration Committee.

Audit and Compliance Committee

It is the Board's responsibility to ensure that an effective internal control framework exists within the Group, including internal controls to deal with both the effectiveness and efficiency of significant business processes. Effective internal controls include the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has established an Audit and Compliance Committee, which operates under a Charter approved by the Board, and has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Compliance Committee.

The duties and responsibilities of the Audit and Compliance Committee include:

(a) ensuring appropriate Group accounting policies and procedures are defined, adopted and maintained;
(b) ensuring that Group operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information as a sound basis for management of the Group's business;
(c) reviewing the Group Financial Statements prior to their approval by the Board;
(d) reviewing the scope of work including approval of strategic and annual audit plans and effectiveness of both the external and internal audit functions across the Group;
(e) monitoring the proper operation of and issues raised through subsidiary company Audit and Compliance Committees;
(f) ensure that appropriate processes are in place to ensure compliance with all legal requirements affecting the Group;

(g) ensure that all internal and industry codes of conduct and standards of corporate behaviour are being complied with;
(h) appointment of, on recommendation by the Managing Director, a person(s) responsible for Internal Audit functions as specified from time to time by, and in accordance with, the Committee's Terms of Reference;
(i) responsible for making recommendations to the Board of Directors on the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), monitoring of effectiveness, and independence of the external auditors.
(j) actioning any other business processes or functions which may be referred to it by the Board of Directors.

The operation and responsibilities of the Audit and Compliance Committee are generally consistent with ASX Principle 4. The Committee met four times during the financial year ended 30 June 2006. Consistent with ASX Principle 4, a summary of the Committee's role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company's website referred to above.

The members of the Audit and Compliance Committee at the date of this report were:

- Mr Michael Rogers – Chairperson and designated Financial Expert (appointed 27 July 2005);
- Dr David Mazzo (appointed 25 July 2005); and
- Mr Stephen Lake (re-appointed 20 September 2006).

During the financial year, the following persons were also members of the Audit and Compliance Committee:

- Dr Roger Brimblecombe (resigned 27 July 2005);
- Mr Stephen Lake (resigned 27 July 2005); and
- Ms Alison Ledger (resigned 11 January 2006).

Due to changes in the Board during the financial year, the composition of the Audit and Compliance Committee did not comply with Recommendation 4.3 of the ASX Principles as the committee did not consist of at least three members for the entire year, however as at the date of this report the Audit and Compliance Committee consists of three independent directors, in accordance with the Best Practice Recommendations.

Appointment of External Auditors

The Audit and Compliance Committee is directly responsible for the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), remuneration, monitoring of effectiveness, and independence of the external auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

The Committee must pre-approve all audit and non-audit services provided by the external auditors and must not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditor's judgement or independence in respect of the Company. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Audit and Compliance Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

When reviewing the auditor's independence, the committee will require the rotation of the audit partner at least once every 5 years, in accordance with the *Corporations Act 2001*.

Nomination Committee

The Board has established a Nomination Committee to assist the Board in selecting candidates for the position of director. The Nomination Committee shall comprise at least three members and due to changes in the Board during the year, at the date of this report the Nomination Committee consists of all members of the board.

During the financial year, the following persons were members of the Nomination Committee:

- Dr Roger Brimbelcombe;
- Dr Roger Aston (resigned 15 November 2005); and
- Ms Alison Ledger (resigned 11 January 2006).

The primary purpose of the Nomination Committee as set out in its Terms of Reference is to support and advise the Board in fulfilling their responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of directors having regard to the law and standards of governance by:

- Assessing the skills required on the Board, and the extent to which the required skills are represented on the Board;
- Establishing processes for the review of the performance of individual directors and the Board as a whole; and
- Establishing processes for the identification of suitable candidates for appointment to the Board.

The operation and responsibilities of the Nomination Committee are generally consistent with ASX Principle 2.

The Committee met once during the financial year ended 30 June 2006. Consistent with ASX Principle 2, a summary of the Committee's role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company's website referred to above. Recommendation 2.5 of the ASX Principles recommends that, among other things, companies disclose their nomination committee's policy for the appointment of directors on their website. The Board considers that the information set out on the website, in summarising the responsibilities of the Nomination Committee, adequately sets out the approach to be taken by the Board and the Nomination Committee in relation to the appointment of new directors, and has not included any additional disclosure in relation to the Nomination Committee's policy for the appointment of directors as referred to in Recommendation 2.5.

Remuneration Committee

The Board has established a Remuneration Committee to assist the Board in ensuring that appropriate and effective remuneration packages and policies are implemented within pSivida and its subsidiaries for the Managing Director, executive directors and direct reports to the Managing Director. The Committee's role also extends to the review of non-executive directors' fees.

The Remuneration Committee shall comprise at least three members and the members of the Remuneration Committee at the date of this report were:

- Dr Roger Brimblecombe – Chairperson;
- Mr Stephen Lake; and
- Dr David Mazzo (appointed 15 November 2005).

During the financial year, the following persons were also members of the Remuneration Committee:

- Dr Roger Aston (resigned 15 November 2005).

The duties and responsibilities of the Remuneration Committee as set out in its Terms of Reference are:

- To review and recommend to the Board, remuneration policies and packages for the Managing Director, executive directors and direct reports to the Managing Director.
- To recommend to the Board any changes in remuneration policy including superannuation, other benefits and remuneration structure for executives and which is likely to have a material impact on the Group.
- To review and recommend to the Board proposals for employee and non-executive director equity plans.
- To review and recommend to the Board proposals for short and long term incentive programmes for executives.
- To review and recommend to the Board any changes to non-executive directors' fees.
- To ensure there is a proper performance management process in place throughout the organisation and that it is operating effectively.
- To be informed of:
    - current trends in executive remuneration and associated incentive initiatives;
    - legislative issues associated with executive remuneration programmes.

The Committee met two times during the financial year ended 30 June 2006. Details of the meetings attended by each Committee member are set out on page 15 of the Directors' Report. Consistent with ASX Principle 9, a summary of the Committee's role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company's website referred to above. A copy of the Committee's Terms of Reference is available upon request to the Company.

Remuneration for directors and executives

A brief discussion on the Company's remuneration policies in respect of directors and executives is set out on pages 10 to 12 of this annual report. Detailed disclosure of the remuneration paid to the Company's directors and executives is set out on pages 12 to 14.

Integrity in Financial Reporting

Consistent with ASX Principle 4.1, the Company's financial report preparation and approval process for the financial year ended 30 June 2006 involved both the Chief Executive Officer and the Chief Financial Officer providing detailed representations to the Board covering:

- compliance with pSivida's accounting policies and relevant accounting standards;
- the accuracy of the financial statements and that they provide a true and fair view;
- integrity and objectivity of the financial statements; and
- effectiveness of the system of internal control.

Risk Identification and Management

The pSivida Board accepts that taking and managing risk is central to building shareholder value. The Board manages pSivida's level of risk by adhering to a formal Risk Policy & Internal Compliance and Control Systems statement. The pSivida Risk Policy & Internal Compliance and Control Systems statement was adopted on 30 June 2003 and is available from the corporate governance section of the Company's website.

The Audit and Compliance Committee has primary responsibility for oversight of the financial risks of the Company, in accordance with the Audit and Compliance Committee Charter and with particular emphasis on pSivida's accounting, financial and internal controls. The Audit

and Compliance Committee will receive regular reports from the external auditor on critical policies and practices of the Company and in relation to alternative treatments of financial information. The Audit and Compliance Committee Charter was adopted on 30 June 2003 and is available from the corporate governance section of the Company's website.

The Company employs executives and retains consultants each with the requisite experience and qualifications to enable the Board to manage the risks to the Company. The Board and Audit and Compliance Committee review risks to the Company at regular Board and Audit and Compliance Committee meetings.

Securities Trading by pSivida Directors and Employees

pSivida adopted a Securities Trading Policy on 30 June 2003. The policy summarises the law relating to insider trading and sets out the policy of the Company on directors, officers, employees and consultants dealing in securities of pSivida.

A summary of the Securities Trading Policy has been posted to the corporate governance section of the Company's website. This policy is provided to all directors and employees and compliance with it is reviewed on an ongoing basis in accordance with the Company's risk management systems.

Continuous Disclosure

pSivida has established policies and procedures in order to comply with its continuous and periodic disclosure requirements under the *Corporations Act 2001* (Commonwealth) and the ASX Listing Rules. The pSivida Board has adopted a formal Continuous Disclosure Policy, a summary of which is available from the corporate governance section of the Company's website. The Continuous Disclosure Policy was adopted on 26 September 2002, and is consistent with the informal policies and practices of the Board that were in place prior to the formal adoption of the Continuous Disclosure Policy document.

The Company Secretary has primary responsibility for the disclosure of material information to ASIC and ASX and maintains a procedural methodology for disclosure, as well as for record keeping.

pSivida's Continuous Disclosure Policy requires all management to notify the Chief Executive Officer, or the Company Secretary in his absence, of any potentially material information as soon as practicable. The Policy also sets out what renders information material.

The Board reviews the Company's compliance with this policy on an ongoing basis and will update it from time to time, if necessary.

Shareholder Communications

The Board's formal policy on communicating with shareholders, its Communications Strategy Policy, is available from the corporate governance section of the Company's website and supplements pSivida's Continuous Disclosure Policy.

The aim of the Communications Strategy Policy is to make known pSivida's methods for disclosure to shareholders and the general public. The Policy details the steps between disclosure to ASIC and ASX and communication to shareholders, with the Company's website playing an important role in pSivida's communications strategy.

The Board reviews this policy and compliance with it on an ongoing basis.

To add further value to pSivida's communications with shareholders, the external auditor will be requested to attend the Company's AGM and be available to answer shareholders' questions about the conduct of the audit and the preparation and conduct of the auditor's report.

Conduct and Ethics

The pSivida Code of Conduct was adopted on 30 June 2003. The Code covers a broad range of issues and refers to those practices necessary to maintain confidence in pSivida's integrity, including procedures in relation to:

- compliance with the law;
- financial records;
- contributions to political parties, candidates or campaigns;
- occupational health and safety;
- confidential information;
- conflict of interest;
- efficiency;
- equal opportunity;
- corporate bribery; and
- membership to industry and professional associations.

The Code directs individuals to report any contraventions of the Code to their superior or the Chief Executive Officer.

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
pSivida Limited
Level 12 BGC Centre
28 The Esplanade
PERTH WA 6000

29 September 2006

Dear Board Members

pSivida Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of pSivida Limited.

As lead audit partner for the audit of the financial statements of pSivida Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter Rupp
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Notes	Consolidated		pSivida Limited	
		2006	2005	2006	2005
		$	$	$	$
Revenue	2(a)	1,393,000	161,666	-	-
Other income		580,633	660,400	526,640	599,199
Selling, general and administrative		(21,392,944)	(11,693,006)	(15,068,900)	(5,315,424)
Research and development		(17,855,265)	(8,287,930)	-	-
Finance costs		(4,544,084)	(31,569)	(4,477,335)	(13,439)
Change in fair value of derivative		3,407,915	-	3,407,915	-
Foreign exchange gain / (loss)		724,811	(1,623,484)	730,610	(1,638,747)
Loss before income tax	2(b)	(37,685,934)	(20,813,923)	(14,881,070)	(6,368,411)
Income tax benefit	3	9,519,805	3,620,891	-	-
Loss for the period		(28,166,129)	(17,193,032)	(14,881,070)	(6,368,411)
Loss attributable to minority interest	18	-	399,196	-	-
Loss attributable to members of the parent entity	17	(28,166,129)	(16,793,836)	(14,881,070)	(6,368,411)
Basic loss per share (cents)	24	(9.21)	(8.08)		
Diluted loss per share (cents)	24	(9.21)	(8.08)		

This income statement should be read in conjunction with the accompanying notes to the financial statements.

BALANCE SHEET AS AT 30 JUNE 2006

	Notes	Consolidated		pSivida Limited	
		2006	2005	2006	2005
		$	$	$	$
Current Assets					
Cash and cash equivalents	19(a)	15,446,552	12,892,061	12,199,532	10,243,479
Trade and other receivables	5	1,001,486	709,418	53,209	119,529
Other	6	632,154	322,933	12,611	174,998
Total Current Assets		17,080,192	13,924,412	12,265,352	10,538,006
Non-Current Assets					
Other financial assets	7	-	-	212,959,169	85,496,218
Property, plant and equipment	8	3,139,549	3,273,663	57,444	75,456
Goodwill	9	53,159,229	23,305,698	-	-
Other intangible assets	10	162,107,107	51,362,329	-	-
Total Non-Current Assets		218,405,885	77,941,690	213,016,613	85,571,674
Total Assets		235,486,077	91,866,102	225,281,965	96,109,680
Current Liabilities					
Trade and other payables	11	10,084,587	2,017,820	1,371,704	603,498
Borrowings	12	11,219,697	-	11,219,696	-
Other financial liabilities	13	2,465,416	-	2,465,416	-
Provisions	14	192,920	29,879	49,927	29,879
Total Current Liabilities		23,962,620	2,047,699	15,106,743	633,377
Non-Current Liabilities					
Borrowings	12	3,940,092	-	3,940,092	-
Deferred tax liabilities	3	32,550,780	10,122,656	-	-
Total non-current liabilities		36,490,872	10,122,656	3,940,092	-
Total Liabilities		60,453,492	12,170,355	19,046,835	633,377
Net Assets		175,032,585	79,695,747	206,235,130	95,476,303
Equity					
Issued capital	15	230,377,035	107,883,835	230,377,035	107,883,835
Reserves	16	1,583,894	574,127	3,900,002	753,305
Accumulated losses	17	(56,928,344)	(28,762,215)	(28,041,907)	(13,160,837)
Total Equity		175,032,585	79,695,747	206,235,130	95,476,303

This balance sheet should be read in conjunction with the accompanying notes to the financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Consolidated						
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumulated losses	Minority interest	Total
	$	$			$	$	$
Balance at 1 July 2004	49,957,982	-	-	39,689	(11,968,378)	1,583,200	39,612,493
Loss attributable to members of the parent entity	-	-	-	-	(16,793,837)	-	(16,793,837)
Exchange differences arising on translation of foreign operations	-	(350,287)	-	-	-	79,361	(270,926)
Minority interest share of loss	-	-	-	-	-	(399,196)	(399,196)
Total recognised income and expense for the year	-	(350,287)	-	-	(16,793,837)	(319,835)	(17,463,959)
Shares issued, net of issue costs	57,925,853	-	-	-	-	-	57,925,853
Share options issued	-	-	292,828	591,897	-	-	884,725
Reversal of minority interest	-	-	-	-	-	(1,263,365)	(1,263,365)
Balance at 30 June 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747
Balance at 1 July 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747
Loss attributable to members of the parent entity	-	-	-	-	(28,166,129)	-	(28,166,129)
Exchange differences arising on translation of foreign operations	-	(2,673,667)	-	-	-	-	(2,673,667)
Total recognised income and expense for the year	-	(2,673,667)	-	-	(28,166,129)	-	(30,839,796)
Shares issued, net of issue costs	122,465,694	-	-	-	-	-	122,465,694
Equity portion of convertible note	-	-	1,706,592	-	-	-	1,706,592
Exercise of options	27,506	-	(27,506)	-	-	-	-
Share options and warrants issued	-	-	715,111	1,289,238	-	-	2,004,349
Balance at 30 June 2006	230,377,035	(3,023,954)	2,687,025	1,920,824	(56,928,344)	-	175,032,586

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	pSivida Limited						
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumulated losses	Minority interest	Total
	$	$			$	$	$
Balance at 1 July 2004	49,957,982	-	-	39,689	(6,792,426)	-	43,205,245
Loss attributable to members of the parent entity	-	-	-	-	(6,368,411)	-	(6,368,411)
Total recognised income and expense for the year	-	-	-	-	(6,368,411)	-	(6,368,411)
Shares issued, net of issue costs	57,925,853	-	-	-	-	-	57,925,853
Share options issued	-	-	292,828	420,788	-	-	713,616
Balance at 30 June 2005	107,883,835	-	292,828	460,477	(13,160,837)	-	95,476,303
Balance at 1 July 2005	107,883,835	-	292,828	460,477	(13,160,837)	-	95,476,303
Loss attributable to members of the parent entity	-	-	-	-	(14,881,070)	-	(14,881,070)
Exchange differences arising on translation of foreign operations	-	(380,865)	-	-	-	-	(380,865)
Total recognised income and expense for the year	-	(380,865)	-	-	(14,881,070)	-	(15,261,935)
Shares issued, net of issue costs	122,465,694	-	-	-	-	-	122,465,694
Equity portion of convertible note	-	-	1,706,592	-	-	-	1,706,592
Exercise of options	27,506	-	(27,506)	-	-	-	-
Share options and warrants issued	-	-	715,111	1,133,365	-	-	1,848,476
Balance at 30 June 2006	230,377,035	(380,865)	2,687,025	1,593,842	(28,041,907)	-	206,235,130

This statement of changes in equity should be read in conjunction with the accompanying notes to the financial statements.

CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Notes	Consolidated		pSivida Limited	
		2006	2005	2006	2005
		$	$	$	$
Cash flows from operating activities					
Receipts from customers		1,982,174	-	-	-
Payments to suppliers, employees and consultants		(10,860,228)	(4,815,520)	(5,598,859)	(4,696,451)
Interest received		574,582	667,310	498,920	599,199
Income tax paid		-	-	-	-
Research and development expenditure paid		(12,980,180)	(8,318,054)	-	-
Income received in advance		486,780	-	-	-
Other revenue received		68,931	161,666	-	-
Interest paid		(1,007,752)	-	(1,006,302)	-
Net cash used in operating activities	19(b)	(21,735,693)	(12,304,598)	(6,106,241)	(4,097,252)
Cash flows from investing activities					
Purchase of property, plant and equipment		(1,554,681)	(3,410,218)	(26,208)	(49,444)
Proceeds from sale of property, plant and equipment		25,906	-	-	-
Net cash paid for acquisition of business	19(d)	(4,033,058)	-	-	-
Net cash paid for increased interest in subsidiary		-	(4,644,964)	-	-
Capital loans advanced to subsidiaries		-	-	(15,146,050)	(17,147,206)
Net cash used in investing activities		(5,561,833)	(8,055,182)	(15,172,258)	(17,196,650)
Cash flows from financing activities					
Proceeds from issue of ordinary shares		11,945,604	3,666,500	11,945,604	3,666,500
Payment of share issue costs		(2,045,430)	(27,422)	(2,045,430)	(27,422)
Proceeds from borrowings		20,500,500	-	20,500,500	-
Payment of borrowing costs		(1,238,959)	-	(1,238,959)	-
Loans to / (from) group companies		-	-	(6,711,737)	(14,346)
Net cash provided by financing activities		29,161,715	3,639,078	22,449,978	3,624,732
Net increase / (decrease) in cash and cash equivalents		1,864,189	(16,720,702)	1,171,479	(17,669,170)
Cash and cash equivalents at the beginning of the financial year		12,892,061	31,350,656	10,243,479	29,551,397
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies		690,302	(1,737,893)	784,574	(1,638,748)
Cash and cash equivalents at the end of the financial year	19(a)	15,446,552	12,892,061	12,199,532	10,243,479

This cash flow statement should be read in conjunction with the accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the "Company" or the "consolidated entity", is incorporated in Western Australia and is committed to biomedical applications of nano-technology and has as its core focus the development and commercialisation of drug delivery products in the healthcare sector, initially in ophthalmology and oncology.

On 18 May 2001, the Company re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida's shares are also listed in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705), in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD and on the NASDAQ National Market under the ticker symbol PSDV.

The financial statements were authorised for issue by the directors on 29 September 2006.

Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 "Financial Instruments: Disclosure and Presentation' does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

The financial report has been prepared on the basis of historical cost, except derivative financial instruments which are measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-Time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition except for financial instruments (refer Note 1(t)). An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 30.

In the application of A-IFRS, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis for making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in Note 30), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions.

Going concern basis

The financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of business.

At 30 June 2006, the consolidated entity had current assets of $17,080,192 and current liabilities of $23,962,620, resulting in net current liabilities of $6,882,428. For the year ended 30 June 2006, the consolidated entity incurred a negative operating cash flow of $21,735,693 and a net loss for the period of $28,166,129.

During the year ended 30 June 2006, the Company entered into registration rights agreements with purchasers of its equity securities. These registration rights agreements require the Company to register with the Securities and Exchange Commission ("SEC") the resale of ADSs issued or issuable to such persons. The Company's obligations to register ADSs in connection with such agreements are subject to specified deadlines which, if missed, subject the Company to cash penalties.

Pursuant to the Company's amended convertible note, the Company has until 14 December 2006 to cause the Registration Statement related to such note to be declared effective by the Securities and Exchange Commission (SEC) in order to avoid an event of default. Further, if the Registration Statement related to the Company's amended convertible note is not declared effective by 15 October 2006, increased penalties will be applied under the registration rights agreement. Once the Registration Statement is declared effective, the Company will be required to maintain its effectiveness and the compliance with securities laws of the prospectus contained therein. Under the amended convertible note, the Company is permitted 10 days to cure a loss of effectiveness or non-compliance before an event of default under the amended convertible note occurs.

As at the date of this report, the Company has determined that there may be a risk of default associated with meeting the required deadlines under the terms of the convertible note. In the event of a default, in accordance with the terms of the convertible loan note agreement, the note holder is entitled to call the full face value of the liability (A$20.5 million at 30 June 2006) in cash.

Having regard to these matters, the Directors are nonetheless of the opinion that the going concern basis upon which the financial report is prepared continues to be appropriate for the following reasons:

(i) between balance date and the date of this report, the Company has sold US$6.5 million (A$8.5 million) of Subordinated Convertible Debentures as further described in Note 23;

(ii) subsequent to 30 June 2006 the Company closed an agreement to revise the terms of the convertible note as further described in Note 23. This included the rescheduling of capital repayments with two repayments of US$6.25 million in July 2007 and January 2008 respectively;

(iii) in the event of a default under the terms of the convertible note the Directors believe that they will be able to reach agreement on further revisions to the terms of the convertible note without the debt being called; and

(iv) the Directors believe that the Company has the capacity to raise additional working capital either through the issue of additional equities or new debt issued to third parties, or a combination of debt and equity.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, in the event that the convertible note is not converted into issued share capital, or the Company is not able to meet certain requirements under the convertible note or attain or maintain the effectiveness of or compliance with applicable regulations with respect to the registration statement and, as a result of any of the foregoing, the convertible note is required to be repaid in cash, there is significant uncertainty as to whether the Company could continue as a going concern. Should the Company or the consolidated entity not continue as a going concern and pay their debts as and when they fall due, they may be unable to realise their assets, and discharge their liabilities in the normal course of business and at the amounts stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company and the consolidated entity be unable to continue as a going concern.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being pSivida Limited (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition and step acquisition (including increase in interests in subsidiaries), the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

On acquisition the interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. On acquisition the accounting policies of all subsidiaries are aligned with the policies of the group.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(b) Foreign currency

Functional and presentation currency
The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. Entities within the consolidated entity use the following functional currencies:

Entity	*Functional currency*
pSivida Limited	Australian dollar ($) to 31 December 2005
	United States dollar (US$) from 1 January 2006
pSiMedica Limited	British pound (£)
pSivida Inc	United States dollar (US$)
pSiOncology Pte Ltd	Singapore dollar (S$)
AION Diagnostics Limited	Australian dollar ($)
pSiNutria Limited	British pound (£)

The parent entity changed its functional currency from Australian dollars to United States dollars on acquisition of pSivida Inc (formerly Control Delivery Systems Inc) effective 1 January 2006 as it was determined that the United States was the primary economic environment in which the parent entity operates as of that date.

The consolidated financial statements are presented in Australian dollars which is the parent entity's presentation currency.

The results and financial position of the entities whose functional currency is not the same as the presentation currency are translated into the presentation currency using the following procedures:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(b) income and expenses for each income statement are translated at exchange rates at the dates of the transactions; and
(c) all resulting exchange differences are recognised as a separate component of equity.

Foreign currency transactions
All foreign currency transactions during the financial period are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Exchange differences are recognised in profit and loss in the period in which they arise.

Foreign operations
On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(c) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and money market investments with original maturity of three months or less, net of outstanding bank overdrafts. Bank overdrafts are carried at the principal amount and are classified as current liabilities in the balance sheet.

(d) Financial assets

Receivables
Trade and other receivables are recorded at amortised cost less impairment.

(e) Investments

All non-current investments represent investments in subsidiaries and are carried at the lower of cost and recoverable amounts. The carrying amount of non-current investments is reviewed by the Directors at each reporting date.

(f) Property, plant and equipment

Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Leasehold improvements	Lease term
Plant and equipment	3 years

(g) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis over the lease term.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(h) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit and loss and is not subsequently reversed.

(i) Intangible assets

Intangible assets acquired in a business combination
All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

Patents and intellectual property
Acquired patents and intellectual property are recorded at cost less accumulated amortisation and impairment. Amortisation is calculated on a straight line basis so as to write off the cost of the asset over its estimated useful life of 12 years, commencing on the date the asset is available for use. The expected useful life is reviewed at the end of each annual reporting period.

In-process research and development
In-process research and development ("IPR&D") projects acquired in a business combination are recorded at cost, subject to any impairment write-downs. Amortisation is charged over the estimated useful life once a project included in IPR&D has been successfully developed and is available for use. No amortisation has been charged in the periods presented.

Research and development costs
Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

(j) Trade and other payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(k) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing.

(l) Financial instruments issued by the Company

Debt and equity instruments
Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments
The component parts of compound instruments, such as convertible debt with detachable warrants, are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

The Company reviews the terms of compound instruments to determine whether there are embedded derivatives, such as a holder's conversion option, that may be required to be bifurcated and accounted for separately as a derivative financial instrument. Bifurcated embedded derivatives are recorded at fair value on the balance sheet and classified as an asset or liability, as appropriate. After initial recognition, subsequent changes in the fair value of the embedded derivative are charged or credited to the income statement in the period.

Transaction costs on the issue of equity instruments
Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Transaction costs and discount on the issue of debt instruments
Transaction costs relating to the issuance of debt and the discount from the face amount of the debt are set off against the debt liability and amortised using the effective interest method over the expected life of the instrument.

Interest and dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(m) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(n) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Royalties
Royalty revenue is generally recognised on an accrual basis in accordance with the substance of the relevant agreement. Non-refundable royalties received in advance for which the Company has no obligation to perform future services are recognised when received.

Collaborative research and development
Collaborative research and development revenue comprises amounts received for research and development activities under the consolidated group's collaboration agreements. For contracts with specifically defined milestones, revenues from milestone payments related to agreements under which the consolidated group has no continuing performance obligations are recognised upon achievement of the related milestone which represents the culmination of the earnings process. Revenues from milestone payments related to research collaboration agreements under which the consolidated group has continuing performance obligations are recognised as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; substantive effort is involved in achieving the milestone; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payments are deferred and recognised as revenue when the collaborating party confirms that the performance obligations have been met.

Interest
Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

Dividends
Dividend revenue is recognised on a receivable basis.

(o) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(p) Income tax

Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is more likely than not that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to temporary differences arising from goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets relating to carry forward tax losses are recognised where it is more likely than not that taxable profit will be available against which the carry forward tax losses can be utilised.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company / consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognised as an expense or as income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

(q) Employee entitlements

Provision is made for employee entitlements accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash

outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

Any contributions made to the superannuation fund by entities within the consolidated entity are charged against profits when due.

(r) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

(s) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees). Fair value is measured by use of the Black-Scholes option pricing model in most instances. Where conditions of the options make use of the Black-Scholes method inappropriate, such as where employee options have long lives, and are exercisable during the period between vesting date and the end of the option's life and the exercise date cannot be reliably estimated, the entity will use another more appropriate option valuation method, such as the Binomial method. The expected life used in the Binomial

model is adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

(t) Comparative information

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS. The Company's analysis has concluded that the changes in the accounting policies for financial instruments has a nil effect on the balance sheet as at 1 July 2005.

(u) AASB accounting standards issued but not yet in effect

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006. Whilst a final assessment has not been made on the expected impact of these standards, it is expected that there will be no significant changes in the Group's accounting policies. Below is a summary of the recently amended or issued Accounting Standards relevant to the Group:

AASB Amendment	Affected Standards	Nature of change to accounting policy	Application date of standard (reporting period commences on or after)	Application date for Group
2005-1	AASB 139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	1 Jan 2006	1 Jul 2006
2005-5	AASB139: Financial instruments: Recognition and Measurement	No change to accounting policy required, therefore no impact.	1 Jan 2006	1 Jul 2006
2005-6	AASB 3: Business Combinations	No change to accounting policy required, therefore no impact.	1 Jan 2006	1 Jul 2006
2005-10	AASB 132: Financial Instruments: Disclosure and Presentation AASB 101: Presentation of Financial Statements AASB 114: Segment reporting AASB 117: Leases AASB 133: Earnings per Share AASB 139: Financial instruments: Recognition and Measurement UIG 4 Determining whether an Arrangement contains a lease UIG 8 Scope of AASB 2	No change to accounting policy required, therefore no impact.	1 Jan 2007	1 Jul 2007
New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required, therefore no impact.	1 Jan 2007	1 Jul 2007

The following amended standards are not applicable to the Group and therefore have no impact.

- AASB 1023: General Insurance Contracts
- AASB 1038: Life Insurance Contracts
- AASB 4: Insurance Contracts
- UIG 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- UIG 7: Applying the Restatement Approach under AASB129 Financial Reporting in Hyperinflationary Economies

2. Loss from operations

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
(a) Revenue				
Revenue consisted of the following items:				
Royalties	460,926	-	-	-
Collaborative research and development	863,143	-	-	-
Other revenue	68,931	161,666	-	-
Total revenue	1,393,000	161,666	-	-
(b) Loss before income tax				
Loss before income tax has been arrived at after crediting / (charging) the following gains / (losses):				
Interest				
- related party	-	-	27,720	-
- other	574,582	667,310	498,920	599,199
Gain on disposal of property, plant and equipment	6,051	(6,910)	-	-
Total other income	580,633	660,400	526,640	599,199
Net foreign exchange gain / (loss)	724,811	(1,623,484)	730,610	(1,638,747)
Loss before income tax has been arrived at after charging the following expenses:				
Finance costs				
- interest expense	1,073,051	-	1,006,302	-
- other finance costs *	3,471,033	31,569	3,471,033	13,439
	4,544,084	31,569	4,477,335	13,439

* Other finance costs in the 2006 year consist of amortisation of the discount and issue costs components of the convertible note amounting to $2,972,608 and penalty payments made in respect of the convertible note amounting to $498,425.

Depreciation of non-current assets	305,327	43,939	44,199	43,300
Amortisation of non-current assets	9,316,078	6,070,231	-	-

2. Loss from operations (continued)

(b) Loss before income tax (continued)

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Research and development costs immediately expensed				
- depreciation of non-current assets	2,094,868	605,918	-	-
- other research and development expenses	15,760,397	7,682,012	-	-
	17,855,265	8,287,930	-	-
Operating lease rental payments	519,523	97,738	60,371	97,738
Allowance for non-recovery of related party receivables	-	-	6,633,865	-
Employee benefit expense				
- equity settled share-based payments	1,987,205	508,610	1,831,333	337,500
- defined contribution plans	419,913	239,868	79,631	41,099
- other employee benefits	3,015,174	800,139	1,255,678	867,336
	5,422,292	1,548,617	3,166,642	1,245,935

3. Income tax

(a) Income tax recognised in profit or loss

Deferred tax benefit relating to the origination and reversal of temporary differences	(9,519,805)	(3,620,891)	-	-
Total tax benefit	(9,519,805)	(3,620,891)	-	-

3. Income tax (continued)

(a) Income tax recognised in profit or loss (continued)

The prima facie income tax expense on pre-tax accounting profit / (loss) reconciles to the income tax benefit in the financial statements as follows:

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Loss from operations	(37,685,935)	(20,813,923)	(14,881,070)	(6,368,411)
Income tax benefit calculated at 30% (2005: 30%)	(11,305,780)	(6,244,177)	(4,464,321)	(1,910,523)
Non deductible costs	4,875,945	2,091,624	1,991,578	1,933,043
Non deductible inter-company charges	-	-	1,990,159	-
Non deductible share-based payments and charges	585,917	-	539,155	-
Unused tax losses not recognised as deferred tax assets	-	291,621	-	-
Changes in fair value of embedded derivative	(1,022,375)	-	-	-
Utilisation of prior year tax losses not previously recognised	(47,607)	(22,520)	(47,607)	(22,520)
Recognition of prior year tax losses not previously recognised	(1,431,366)	-	-	-
Movements in other temporary differences not recognised as deferred tax assets	(155,643)	-	(8,964)	-
Foreign exchange movements during the period	(607,323)	-	-	-
Overseas tax rates	(411,573)	262,560	-	-
Income tax benefit	(9,519,805)	(3,620,892)	-	-

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

(b) Current tax assets and liabilities

Income tax payable	-	-	-	-

3. Income tax (continued)

(c) Deferred tax balances

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Deferred tax assets comprise:				
Tax losses – revenue	28,446,347	5,611,096	-	-
Temporary differences (provisions)	57,876	-	-	-
	28,504,223	5,611,096	-	-
Deferred tax liabilities comprise:				
Patents	(47,115,784)	(15,392,679)	-	-
Capitalised research and development costs	(13,939,219)	(341,073)	-	-
	(61,055,003)	(15,733,752)	-	-
Net deferred tax liability	(32,550,780)	(10,122,656)	-	-
Unrecognised deferred tax assets: The following deferred tax assets have not been brought to account as assets:				
Tax losses – revenue	1,441,124	2,519,776	770,011	817,618
Capital raising costs	76,540	-	76,540	-
Other temporary differences	-	155,643	-	8,964
	1,517,664	2,675,419	846,551	826,582

(d) Movements in deferred tax balances

Opening balance	(10,122,656)	-	-	-
Profit and loss credit / (charge)	9,519,805	3,620,892	-	-
Acquired as part of business combination	(32,505,887)	(13,743,548)	-	-
Foreign exchange movements during the period	557,958	-	-	-
Closing balance – net deferred tax liability	(32,550,780)	(10,122,656)	-	-

The Company has elected not to consolidate its Australian subsidiaries under the tax consolidation regime.

4. Dividends paid or provided for on ordinary shares

No dividend has been declared or paid during the current financial year or the prior financial year.

The consolidated entity does not have any franking credits available for current or future years as the consolidated entity is not in a tax paying position.

5. Trade and other receivables

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Current				
Other receivables (i)	1,001,486	709,418	53,209	103,347
Amounts receivable from subsidiaries (ii)	-	-	6,753,803	16,182
Allowance for non-recovery (iii)	-	-	(6,753,803)	-
	1,001,486	709,418	53,209	119,529

(i) Other receivables include amounts outstanding for goods & services tax (GST) and value added tax (VAT). These amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

(ii) Amounts receivable from controlled entities are unsecured and are repayable on demand. As at 30 June 2006 interest was receivable at 8% per annum on $1,422,659 of this balance. No interest was receivable on the balance as at 30 June 2005.

(iii) An allowance for non-recovery was recognised on the amounts receivable from subsidiaries.

6. Other assets

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Current				
Prepayments	632,154	322,933	12,611	174,998

7. Other financial assets

Non-current				
Shares in subsidiaries	-	-	212,959,169	85,496,218

Subsidiaries are accounted for in the consolidated accounts as set out in Note 1(a).

7. Other financial assets (continued)

(a) Subsidiaries

	Country of incorporation	2006 %	2005 %	2006 $	2005 $
Parent entity					
pSivida Limited	Australia				
Subsidiaries					
pSiMedica Limited	UK	100	100	93,680,744	84,296,215
pSivida Inc	USA	100	100	116,578,422	-
pSiOncology Pte Ltd (i)	Singapore	100	100	-	-
AION Diagnostics Limited (i)	Australia	100	100	1,200,003	1,200,003
AION Diagnostics Inc	USA	100	-	-	-
pSivida UK Limited (i)	UK	100	100	-	-
pSiNutria Limited	Australia	100	-	1,500,000	-
pSiNutria UK Limited (i)	UK	100	-	-	-
				212,959,169	85,496,218

(i) These subsidiaries are not directly held by pSivida Limited.

8. Property, plant and equipment

	Consolidated			
	Plant and equipment $	Leasehold improvements $	Construction in progress $	Total $
Gross carrying amount				
Balance at 1 July 2004	1,360,533	14,214	-	1,374,747
Additions	1,358,690	146,978	1,904,551	3,410,219
Disposals	(112,724)	-	-	(112,724)
Net foreign currency exchange differences	(167,044)	(5,393)	(76,038)	(248,475)
Balance at 1 July 2005	2,439,455	155,799	1,828,513	4,423,767
Additions	649,298	392,413	512,970	1,554,681
Disposals	(42,003)	(3,706)	-	(45,709)
Acquisitions through business combinations	609,572	14,510	-	624,082
Transfers between asset categories	2,348,394	-	(2,348,394)	-
Net foreign currency exchange differences	242,526	10,283	6,911	259,720
Balance at 30 June 2006	6,247,242	569,299	-	6,816,541

8. Property, plant and equipment (continued)

	Consolidated			
	Plant and equipment	Leasehold improve-ments	Construction in progress	Total
	$	$	$	$
Accumulated depreciation				
Balance at 1 July 2004	(699,938)	(5,110)	-	(705,048)
Disposals	105,814	-	-	105,814
Depreciation expense	(605,910)	(25,817)	-	(631,727)
Net foreign currency exchange differences	80,118	739	-	80,857
Balance at 1 July 2005	(1,119,916)	(30,188)	-	(1,150,104)
Disposals	24,973	882	-	25,855
Depreciation expense	(2,297,328)	(102,890)	-	(2,400,218)
Net foreign currency exchange differences	(147,923)	(4,602)	-	(152,525)
Balance at 30 June 2006	(3,540,194)	(136,798)	-	(3,676,992)
Net book value				
As at 30 June 2005	1,319,539	125,611	1,828,513	3,273,663
As at 30 June 2006	2,707,048	432,501	-	3,139,549

	pSivida Limited			
	Plant and equipment	Leasehold improve-ments	Construction in progress	Total
	$	$	$	$
Gross carrying amount				
Balance at 1 July 2004	119,912	14,214	-	134,126
Additions	42,499	6,945	-	49,444
Balance at 1 July 2005	162,411	21,159	-	183,570
Additions	21,153	5,055	-	26,208
Balance at 30 June 2006	183,564	26,214	-	209,778
Accumulated depreciation				
Balance at 1 July 2004	(59,704)	(5,110)	-	(64,814)
Depreciation expense	(36,200)	(7,100)	-	(43,300)
Balance at 1 July 2005	(95,904)	(12,210)	-	(108,114)
Depreciation expense	(38,123)	(6,097)	-	(44,220)
Balance at 30 June 2006	(134,027)	(18,307)	-	(152,334)

8. Property, plant and equipment (continued)

	pSivida Limited			
	Plant and equipment	Leasehold improve-ments	Construction in progress	Total
	$	$	$	$
Net book value				
As at 30 June 2005	66,507	8,949	-	75,456
As at 30 June 2006	49,537	7,907	-	57,444

9. Goodwill

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Gross carrying amount				
Balance at beginning of year	23,305,698	-	-	-
Additional amounts recognised from business combinations	30,406,123	23,305,698	-	-
Effects of foreign currency exchange differences	(552,592)	-	-	-
Balance at end of year	53,159,229	23,305,698	-	-
Accumulated impairment losses				
Balance at beginning of year	-	-	-	-
Impairment losses for year	-	-	-	-
Balance at end of year	-	-	-	-
Net book value				
At the end of the year	53,159,229	23,305,698	-	-

Allocation of goodwill and in-process research and development to cash-generating units

Goodwill and in-process research and development have been allocated for impairment testing purposes to a single cash-generating unit based on the primary reporting segment. At this time, Retisert is the only cash-generating product owned by the Company with sales of the product occurring in the US as a result of the marketing of the product undertaken by Bausch & Lomb. The Company receives a royalty fee on each sale of the Retisert product.

9. Goodwill (continued)

Allocation of goodwill and in-process research and development to cash-generating units (continued)

The recoverable amount of the cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on the expectations and forecasts of management covering a ten year period and applying a discount rate in reference to a weighted average cost of capital for the Company of approximately 17.2% based on a beta of 2.5. Management considers ten years to be a reasonable period to consider based on the nature of the industry and the often long product development cycles prior to commercialisation. Cash flows have been estimated based on current numbers of patients diagnosed with the condition which the group's products are developed to treat, with growth rates based on generally expected treads, ranging between zero percentage increases and up to 4% per annum. Management considers such growth rates to be reasonable. Market penetration rates have been developed based on currently available sales results and on management's future expectations and range from between 0.4% to 12%. Management considers the market penetration rates applied to be reasonable based on the unmet need of many of the conditions for which the group's products are being developed to treat. Development costs have been estimated based on historical costs and on management's development plans currently in place, with general and administrative costs assumed to grow at the rate of 5% per annum after a period of three years for which detailed cost budgets have been prepared by management. Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

10. Other intangible assets

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Patents and licences				
Gross carrying amount at beginning of year	58,056,474	11,447,452	-	-
Acquisitions through business combinations	88,460,020	46,609,022	-	-
Net foreign currency exchange differences	(2,685,469)	-	-	-
Gross carrying amount at end of year	143,831,025	58,056,474	-	-
Accumulated amortisation and impairment at beginning of year	(8,399,511)	(2,329,280)	-	-
Amortisation expense (i)	(9,316,078)	(6,070,231)	-	-
Net foreign currency exchange differences	(248,434)	-	-	-
Accumulated amortisation and impairment at end of year	(17,964,023)	(8,399,511)	-	-
Net book value at end of year	125,867,002	49,656,963	-	-

10. Other intangible assets (continued)

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
In-process research and development				
Gross carrying amount at beginning of year	1,705,366	-	-	-
Acquisitions through business combinations	34,281,686	1,705,366	-	-
Net foreign currency exchange differences	253,052	-	-	-
Gross carrying amount at end of year	36,240,104	1,705,366	-	-
Accumulated amortisation and impairment at beginning of year	-	-	-	-
Amortisation expense (i)	-	-	-	-
Accumulated amortisation and impairment at end of year	-	-	-	-
Net book value at end of year	36,240,104	1,705,366	-	-
Total net book value at end of year	162,107,106	51,362,329	-	-

(i) Amortisation expense is included in the line item 'selling, general and administrative' in the income statement.

Significant intangible assets

The consolidated entity holds patents and licences in its subsidiary pSiMedica Limited. The carrying amounts of the patents and licences of $55,625,444 will be fully amortised in 7 years (2005: 8 years).

The consolidated entity holds patents relating to ophthalmological products in its subsidiary pSivida Inc. The carrying amount of these patents of $88,205,581 will be fully amortised in 11.5 years.

The ultimate recoupment of costs carried forward for patents, licences and in-process research and development is dependent on the successful development and commercial exploitation of its technology.

11. Trade and other payables

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Current				
Trade payables (i)	1,655,637	806,047	606,544	98,724
Other payables (i)	5,690,603	1,161,671	698,687	467,594
Accrued interest	66,473	-	66,473	-
Deferred revenue	2,668,574	-	-	-
Amounts payable to directors and their related parties	3,300	38,253	-	23,495
Amounts payable to other related parties	-	11,849	-	11,849
Amounts payable to subsidiaries	-	-	-	1,836
	10,084,587	2,017,820	1,371,704	603,498

(i) Trade and other creditor amounts represent liabilities for goods and services provided to the group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

12. Borrowings

Current – unsecured				
At amortised cost				
Convertible note (i)	11,219,696	-	11,219,696	-
Non-Current – unsecured				
At amortised cost				
Convertible note (i)	3,940,092	-	3,940,092	-

(i) The consolidated entity entered into a finance facility agreement with Castlerigg Master Investments to fund the expanded development of pSivida's platform technologies and ongoing working capital requirements. The facility agreement contains a number of options such that it creates a hybrid financial instrument being a loan host contract and a compound embedded derivative.

Terms of the subordinated convertible note were as follows:

- Face value of US$15 million (A$20.5 million)
- Term of 3 years
- Interest payable at an interest rate of 8% payable quarterly
- Convertible into pSivida ADSs at an initial conversion price of US$7.10 per ADS (A0.95 per ordinary share)

The convertible note may be converted by the holder into shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the Note. The number of shares to be issued on conversion of Note is to be calculated by dividing the face value of the Note to be converted (and any accrued but unpaid interest on the Note) by the issue price of the shares (rounded up to the nearest 10 shares), which was initially US$7.10 per ADS (or US$0.71 per Share).

12. Borrowings (continued)

The holder of the Notes may require the Company to redeem up to one third of their Notes on the 12 month, 18 month and 24 month anniversary of the Note where one tenth of the volume weighted average price at which ADSs trade on NASDAQ over the 10 trading days preceding these anniversary dates is less that the conversion price on that date.

The Company has the right, in certain specified circumstances, to force the investors to convert the Notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

Events of default include the Company's failure to deliver converted ADSs within a period of 12 business days, suspension from trading for more than 5 business days or 10 business days within a 12 month period, a failure to have the Registration Statement declared effective by the US Securities and Exchange Commission, a failure to pay interest and other customary events of default such as bankruptcy.

The convertible note was valued by an independent expert using a Binomial Tree Model.

Refer to Note 23 for details of subsequent amendment to the terms of the note.

13. Other financial liabilities

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Current				
Conversion option derivative – at fair value (i)	2,465,416	-	2,465,416	-

(i) The conversion option derivative arises in connection with the finance facility agreement with Castlerigg Master Investments. The facility agreement contains a number of options such that it creates a hybrid financial instrument being a loan host contract and a compound embedded derivative. The value of the derivative embedded in the loan changes over time and is revalued on a marked to market basis through profit and loss. In accordance with the stated accounting policy, this embedded derivative is recognised separately from the host debt instrument.

14. Provisions

	Notes				
Provision for employee entitlements					
Balance at beginning of year		29,879	-	29,879	-
Net arising and utilised during the year		1,807	29,879	20,048	29,879
Acquisitions through business combinations	27	161,234	-	-	-
Balance at end of year		192,920	29,879	49,927	29,879
Current	21	192,920	29,879	49,927	29,879

15. Issued capital

(a) Issued capital

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Ordinary shares, fully paid	230,377,035	107,883,835	230,377,035	107,883,835

The concepts of authorised capital and par value do not exist under the *Corporations Act 2001* and therefore the Company does not have a limited amount of authorised capital and issued shares do not have a par value.

(b) Movements in share capital

		2006	2005	2006	2005
		Number	Number	$	$
Balance at beginning of year		219,312,166	153,937,785	107,883,835	49,957,982
Issued during the year					
Share placements		167,697,790	49,804,381	117,611,006	54,286,775
Options exercised		38,740	15,570,000	27,521	3,666,500
Rights issue		10,515,811	-	6,309,487	-
Forfeiture of non-vested stock	(i)	(528,400)	-	(291,174)	-
Amortisation of non-vested stock	(i)	-	-	962,471	-
Share and rights issue costs		-	-	(2,126,111)	(27,422)
Balance at end of year		397,036,107	219,312,166	230,377,035	107,883,835

(i) Non-vested stock was issued to employees of CDS as part of the acquisition of CDS in December 2005. Refer to Note 27 for further detail. The vesting of the non-vested stock is subject to the following terms:

- Stock vests on dates ranging from January 2007 to May 2008; and
- Non-vested stock is forfeited on cessation of employment.

The component of the value of non-vested stock issued to CDS employees at the time of the acquisition that related to unearned compensation is being amortised over the remaining vesting period of the stock.

15. Issued capital (continued)

(c) Share options

2006 year

pSivida Limited	Exercise price	Expiry date	Balance at beginning of year Number	Granted during the year Number #	Exercised during the year Number #	Expired during the year Number #	Forfeited during the year Number	Balance at end of year Number
Unlisted options *	$0.61	31/12/07	4,375,000	-	-	-	-	4,375,000
Unlisted options	$1.09	5/8/08	2,050,000	-	-	-	-	2,050,000
Unlisted options *	$1.18	5/8/09	9,044,713	-	-	-	(110,041)	8,934,672
Unlisted options *	$1.02	22/4/10	200,000	-	-	-	-	200,000
Unlisted options *	$0.80	31/12/08	115,000	-	-	-	-	115,000
Unlisted options *	$0.80	31/3/10	3,177,000	-	-	-	(345,500)	2,831,500
Unlisted warrants over ADSs	US$12.50	9/9/08	-	1,330,000	-	-	-	1,330,000
Unlisted options *	$0.80	31/3/10	-	900,000	-	-	-	900,000
Unlisted warrants over ADSs	US$7.20	16/11/11	-	6,338,030	-	-	-	6,338,030
Unlisted options *	$0.92	30/9/10	-	400,000	-	-	-	400,000
Unlisted options over ADSs	US$32.19	12/6/06	-	70,460	-	(70,460)	-	-
Unlisted options over ADSs	US$32.19	9/7/06	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$28.89	19/4/07	-	38,760	-	-	-	38,760
Unlisted options over ADSs	US$1.77	18/9/07	-	704,560	-	-	-	704,560
Unlisted options over ADSs	US$28.89	31/10/07	-	70,460	-	-	-	70,460
Unlisted options over ADSs	US$28.89	15/4/08	-	58,140	-	-	-	58,140
Unlisted options over ADSs	US$0.003	14/5/09	-	38,760	(38,740)	-	-	20
Unlisted options over ADSs	US$2.27	25/8/09	-	352,280	-	-	-	352,280
Unlisted options over ADSs	US$3.41	12/11/09	-	352,280	-	-	-	352,280
Unlisted options *	$0.92	30/9/10	-	1,850,000	-	-	-	1,850,000
			18,961,713	12,542,490	(38,740)	(70,460)	(455,541)	30,939,462

* Options issued pursuant to the Company's Employee Share Option Plan (ESOP).

\# Numbers of options and warrants over ADSs have been converted to equivalent values over ordinary shares to allow comparability with options over ordinary shares.

AION Diagnostics Consolidated Group	Exercise price	Expiry date	Balance at beginning of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Cancelled during the year Number	Balance at end of year Number
Unlisted options *	$0.00	3/2/08	1,200,000	-	(1,000)	-	(261,000)	938,000
Unlisted options *	$0.00	3/2/08	-	261,000	-	-	-	261,000
			1,200,000	261,000	(1,000)	-	(261,000)	1,199,000

* Options issued pursuant to the Company's Employee Share Option Plan (ESOP).

15. Issued capital (continued)

(c) Share options (continued)

2005 year

	Exer-cise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options	$0.20	31/12/04	12,570,000	-	(12,570,000)	-	-
Unlisted options	$0.50	31/12/04	150,000	-	(150,000)	-	-
Unlisted options	$0.65	31/12/04	150,000	-	(150,000)	-	-
Unlisted options *	$0.40	31/12/04	2,200,000	-	(2,200,000)	-	-
Unlisted options *	$0.20	31/12/04	500,000	-	(500,000)	-	-
Unlisted options *	$0.61	31/12/07	4,395,000	-	-	(20,000)	4,375,000
Unlisted options	$1.09	5/8/08	-	2,050,000	-	-	2,050,000
Unlisted options *	$1.18	5/8/09	-	9,114,537	-	(69,824)	9,044,713
Unlisted options *	$1.02	31/12/08	-	200,000	-	-	200,000
Unlisted options *	$0.80	31/12/08	-	115,000	-	-	115,000
Unlisted options *	$0.80	31/3/10	-	3,202,000	-	(25,000)	3,177,000
			19,965,000	14,681,537	(15,570,000)	(114,824)	18,961,713

AION Diagnostics Consolidated Group	Exer-cise price	Expiry date	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options *	$0.00	3/2/08	-	1,200,000	-	-	1,200,000

* Options issued pursuant to the Company's Employee Share Option Plan (ESOP).

For share options and warrants granted during the financial year the fair value of the options and warrants granted was determined using the Black-Scholes option pricing model (refer to Note 1(s)). The following weighted average inputs to that model were used:

	pSivida Limited			AION Diagnostics Consolidated Group
	Director and employee	Consultant	CDS Acquisition	Director and employee
Number of options over shares	3,150,000	-	-	261,000
Number of options over ADSs	-	133,000	172,446	-
Black-Scholes model fair value	A$0.258	US$0.414	US$3.872	A$0.290
Share price at grant date	A$0.722	US$5.798	US$5.169	A$0.290
Exercise price	A$0.886	US$12.500	US$6.493	A$0.00
Expected volatility	55.0%	55.0%	55.0%	75.0%
Option life	4.66 years	2.93 years	2.48 years	3.00 years
Expected dividends	-	-	-	-
Risk-free rate	5.257%	5.081%	5.350%	5.250%

15. Issued capital (continued)

(c) Share options (continued)

The Company has considered the stage of development, the future relocation of the company to the US, the individuals to whom options have been awarded and historical exercises when estimating the expected early exercise of the options issued.

In determining a reasonable expected rate of volatility to be applied in determining the value of options issued by the Company, the Company considered historical volatility and the expectation that the volatility rate will remain constant around current levels as the Company continues to mature in the Australian biotech market, whilst gaining greater exposure to the US market.

(d) Terms and conditions of issued capital

Ordinary shares
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(e) Registration rights agreements

During the year ended 30 June 2006, the Company entered into registration rights agreements with purchasers of our equity securities. These registration rights agreements require the Company to register with the SEC the resale of ADSs issued to such persons. The Company's obligation to register ADSs in such transactions is subject to a deadline, which may be extended in certain situations, and the Company's failure to meet these deadlines may result in monetary compensation against the Company. With respect to the convertible note financing, from 15 May 2006 until 30 June 2006, that penalty was equal to US$225,000 (A$308,200) per 30-day period, and the Company was required to make payments of US$352,500 (A$474,237) through that period. The Company will be required to make additional payments at the same rate for the period from 1 July 2006 until registration. The expense in relation to these penalty payments is included within other financing costs in the income statement.

16. Reserves

		Consolidated		pSivida Limited	
		2006	2005	2006	2005
		$	$	$	$
Foreign currency translation	a	(3,023,954)	(350,287)	(380,865)	-
Option premium reserve	b	2,687,025	292,828	2,687,025	292,828
Employee equity-settled benefits reserve	c	1,920,824	631,586	1,593,842	460,477
		1,583,895	574,127	3,900,002	753,305

16. Reserves (continued)

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. The balance in relation to the parent entity has arisen due to the difference in functional currency and presentation currency of the parent entity (refer to Note 1(b)).

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Balance at beginning of year	(350,287)	-	-	-
Loss on translation of foreign controlled entities	(2,673,667)	(350,287)	-	-
Loss on translation from functional currency to presentational currency	-	-	(380,865)	-
Balance at end of year	(3,023,954)	(350,287)	(380,865)	-

(b) Option premium reserve

The option premium reserve is used to recognise the value of options and warrants issued of a capital nature.

	Consolidated 2006	Consolidated 2005	pSivida Limited 2006	pSivida Limited 2005
Balance at beginning of year	292,828	-	292,828	-
Warrants issued in connection with convertible note	1,706,592	-	1,706,592	-
Increase on issue of options and warrants	715,111	292,828	715,111	292,828
Exercise of options	(27,506)	-	(27,506)	-
Balance at end of year	2,687,025	292,828	2,687,025	292,828

(c) Employee equity-settled benefits reserve

The employee equity-settled benefits reserve is used to recognise the value of options issued to employees and consultants.

	Consolidated 2006	Consolidated 2005	pSivida Limited 2006	pSivida Limited 2005
Balance at beginning of year	631,586	39,689	460,477	39,689
Share based payments	1,289,238	591,897	1,133,365	420,788
Balance at end of year	1,920,824	631,586	1,593,842	460,477

17. Accumulated losses

	Consolidated 2006	Consolidated 2005	pSivida Limited 2006	pSivida Limited 2005
Balance at beginning of year	(28,762,215)	(11,968,379)	(13,160,837)	(6,792,426)
Net loss attributable to members of the Company	(28,166,129)	(16,793,836)	(14,881,070)	(6,368,411)
Balance at end of year	(56,928,344)	(28,762,215)	(28,041,907)	(13,160,837)

18. Minority interest

Reconciliation of minority interest in controlled entities

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Balance at beginning of year	-	1,583,200	-	-
Share of current year loss	-	(399,196)	-	-
Share of foreign currency translation reserve	-	79,361	-	-
Effect of change in shareholding	-	(1,263,365)	-	-
Balance at end of year	-	-	-	-

19. Notes to the statement of cash flows

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

Cash on hand	3,922,626	1,637,560	714,231	198,215
Deposits at call	11,523,926	11,254,501	11,485,301	10,045,264
	15,446,552	12,892,061	12,199,532	10,243,479

Under the terms of the note, the Company is required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Accordingly, the Company classified $6,163,539 as restricted cash as of 30 June 2006.

19. Notes to the statement of cash flows (continued)

(b) Reconciliation of loss for the period to net cash flows used in operating activities

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Loss for the period	(28,166,129)	(17,193,032)	(14,881,070)	(6,368,411)
Depreciation	2,400,195	631,727	44,200	43,300
Amortisation	9,316,078	6,099,880	-	11,520
Write off of borrowing costs	-	1,920	-	1,920
(Gain) / loss on disposal of property, plant and equipment	(6,051)	6,910	-	-
Share-based compensation expense	1,953,056	591,897	1,797,183	420,788
Interest income accrued	(151)	-	(27,720)	-
Financing costs	3,471,033	-	3,471,033	-
Deferred income tax benefit	(9,519,805)	(3,620,891)	-	-
Change in fair value of derivative	(3,407,915)	-	(3,407,915)	-
Allowance for non-recovery	-	-	6,633,865	-
Foreign currency (gain) / loss	(724,659)	1,623,484	(730,610)	1,638,747
Changes in operating assets and liabilities, net of effects from acquisitions				
(Increase) / decrease in assets:				
Trade and other receivables	279,395	(408,904)	50,138	(42,730)
Prepayments	(16,968)	(290,102)	162,386	(136,040)
Increase / (decrease) in liabilities:				
Trade and other creditors	2,683,632	222,634	762,221	303,775
Provisions	2,596	29,879	20,048	29,879
Net cash flows used in operating activities	(21,735,693)	(12,304,598)	(6,106,241)	(4,097,252)

(c) Non-cash financing and investing activities

In December 2005 the Company issued the following securities to former Control Delivery Systems Inc (CDS) shareholders as part consideration for the acquisition of CDS (now pSivida Inc):

- 150,844,680 shares at a value of $0.71 each;
- 8,991,930 non-vested shares at a value of $0.71 each; and
- 1,724,460 options valued using the Black-Scholes model.

In August 2004 the Company issued 49,804,381 shares at a value of $1.09 each to former pSiMedica Limited shareholders as part consideration for the acquisition of the remaining interest in pSiMedica Limited.

19. Notes to the statement of cash flows (continued)

(d) Business combination transactions

Businesses acquired

During the financial year, 100% of the issued capital of Control Delivery Systems Inc was acquired. Refer to Note 27 for further information.

	Consolidated	
	2006	2005
	$	$
Net cash paid for acquisition of business		
Cash consideration	114,319	-
Direct acquisition costs paid on acquisition	4,147,202	
Less cash and cash equivalents balances acquired	(228,463)	-
	4,033,058	-

Increase in interest in subsidiaries

In the 2005 financial year the Company acquired the remaining 55.28% interest in its subsidiary pSiMedica Limited.

Cost of acquisition comprised of:	$
• Cash	4,323,622
• 49,804,381 ordinary fully paid shares of pSivida $1.09 per share	54,286,775
• 638,537 share options in pSivida	292,828
• Direct acquisition costs	321,342
	59,224,567

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the 5 August 2004 was A$1.09 per ordinary share.

The fair value of the share options was calculated using the Black-Scholes model.

	Consolidated	
	2006	2005
	$	$
Net cash paid for increased interest in subsidiary		
Cash consideration	-	4,323,622
Direct acquisition costs paid on acquisition	-	321,342
	-	4,644,964

20. Leases

(a) Operating leases

Operating leases relate to leases on building office space and certain items of office equipment. These leases have an average life of between 1 and 5 years. There are no restrictions placed upon the lessee by entering into these leases. The consolidated entity does not have an option to purchase the leased assets at the expiry of the lease period.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Not longer than one year	893,143	325,509	108,960	38,935
Longer than one year and not longer than five years	1,469,891	122,370	36,320	-
	2,363,034	447,879	145,280	38,935

21. Employee entitlements

The aggregate employee entitlements liability recognised and included in the financial statements is as follows:

	Notes				
Provision for employee entitlements (current)	14	192,920	29,879	49,927	29,879
		Number	Number	Number	Number
Number of employees at end of financial year		55	36	8	9

Superannuation

Under government regulations the Company is legally required to contribute 9% of employees' gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee's nominated Superannuation Fund.

The consolidated entity does not operate any schemes of a defined benefit nature.

Contributions by the consolidated entity of up to 9% of employees' wages and salaries are legally enforceable in Australia.

United Kingdom subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. The pension cost charge for the year under the defined contribution scheme was £96,504 (A$229,384) (2005: £79,411 (A$195,863)).

21. Employee entitlements (continued)

Employee share option plan (ESOP) for pSivida Limited

An employee share option plan has been established where directors and employees of the consolidated entity are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the AGM held on 17 November 2004. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of pSivida Limited.

Each employee share option converts into one ordinary share of pSivida Limited on exercise. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

pSivida Limited		2006	2006	2005	2005
		Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	a	16,911,713	0.96	7,095,000	0.52
Granted during financial year	b	3,150,000	0.89	12,621,537	1.08
Exercised during financial year	c	-		(1,050,000)	0.28
Transferred during financial year	d	-		(1,650,000)	0.38
Forfeited during financial year	e	(455,541)	0.89	(104,824)	0.98
Balance at end of financial year	f	19,606,172	0.95	16,911,713	0.96
Exercisable at end of financial year		17,831,172	0.87	13,744,713	0.81

(a) Balance at beginning of financial year

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,325,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	40,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,829,713	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,227,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80
	16,911,713				

21. Employee entitlements (continued)

Employee share option plan (ESOP) for pSivida Limited (continued)

(b) Granted during financial year

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 15 November 2005	900,000	15/11/05	22/4/06	31/3/10	$0.80
Issued 16 November 2005	400,000	16/11/05	16/11/06	30/9/10	$0.92
Issued 30 December 2005	875,000	30/12/05	30/12/05	30/9/10	$0.92
Issued 30 December 2005	487,500	30/12/05	30/12/06	30/9/10	$0.92
Issued 30 December 2005	487,500	30/12/05	30/12/07	30/9/10	$0.92
	3,150,000				

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	50,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,889,537	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	40,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,252,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80
	12,621,537				

(c) Exercised during financial year

No ESOP options were exercised during the 2006 year.

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	(550,000)	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	(500,000)	1/11/02	1/11/03	31/12/04	$0.20
	(1,050,000)				

(d) Transferred during financial year

No ESOP options were transferred during the 2006 year.

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	(1,650,000)	31/12/01	13/10/03	31/12/04	$0.40

During the 2005 financial year options were transferred by directors to independent third parties for consideration of $1.18 per option less applicable option exercise price, brokerage commission and fees. All transferred options were exercised prior to 31 December 2004.

21. Employee entitlements (continued)

Employee share option plan (ESOP) for pSivida Limited (continued)

(e) Forfeited during financial year

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 5 August 2004	(100,041)	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	(10,000)	5/8/04	5/8/05	5/8/09	$1.18
Issued 22 April 2005	(50,000)	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	(245,500)	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	(50,000)	22/4/05	22/4/07	31/3/10	$0.80
	(455,541)				

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	(20,000)	21/10/03	21/4/04	31/12/07	$0.61
Issued 5 August 2004	(59,824)	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	(25,000)	22/4/05	22/4/06	31/3/10	$0.80
	(104,824)				

(f) Balance at end of financial year

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,325,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	30,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,729,672	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	400,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	1,981,500	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	400,000	22/4/05	22/4/07	31/3/10	$0.80
Issued 15 November 2005	900,000	15/11/05	22/4/06	31/3/10	$0.80
Issued 16 November 2005	400,000	16/11/05	16/11/06	30/9/10	$0.92
Issued 30 December 2005	875,000	30/12/05	30/12/05	30/9/10	$0.92
Issued 30 December 2005	487,500	30/12/05	30/12/06	30/9/10	$0.92
Issued 30 December 2005	487,500	30/12/05	30/12/07	30/9/10	$0.92
	19,606,172				

21. Employee entitlements (continued)

Employee share option plan (ESOP) for pSivida Limited (continued)

(f) Balance at end of financial year (continued)

Options – series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,325,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	40,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,829,713	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,227,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80
	16,911,713				

Employee share option plan (ESOP) for AION Diagnostics Consolidated Group

An employee share option plan has been established where directors and employees of the company are issued with options over the ordinary shares in the AION Diagnostics Consolidated Group. The options, issued for nil consideration, are issued in accordance with guidelines established by the directors of AION Diagnostics Consolidated Group.

Each employee share option converts into one ordinary share in the AION Diagnostics Consolidated Group on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

AION Diagnostics Consolidated Group	2006	2006	2005	2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of financial year	1,200,000	0.00	-	0.00
Granted during financial year	261,000	0.00	1,200,000	0.00
Exercised during financial year	(1,000)	0.00	-	0.00
Cancelled during financial year	(261,000)	0.00	-	0.00
Balance at end of financial year	1,199,000	0.00	1,200,000	0.00
Exercisable at end of financial year	479,524	0.00	-	-

21. Employee entitlements (continued)

Employee share option plan (ESOP) for AION Diagnostics Consolidated Group (continued)

Options – series 2006	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 3 February 2005	719,476	3/2/05	30/9/06	3/2/08	$0.00
Issued 3 February 2005	479,524	3/2/05	13/10/05	3/2/08	$0.00
	1,199,000				

Due to a reorganisation within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc.

22. Contingent liabilities

The consolidated entity had no contingent liabilities as at 30 June 2006.

23. Subsequent events

On 31 July 2006, the Company announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr Rezos has agreed to make himself available in Australia as the Company may request his assistance to achieve certain goals pending the appointment of a permanent replacement.

On 28 August 2006, the Company announced that Heather Zampatti resigned as a director of the Company.

On 14 September 2006, the Company closed an agreement revising the terms of the subordinated convertible promissory note that was issued on 16 November 2005 to an institutional investor. The note continues to have a three year term and bear 8% interest payable quarterly. The Company may make future interest payments in the form of our NASDAQ-listed ADSs, or, at the Company's sole option, it may make such payments in cash. The note is now convertible into ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of ADSs for the ten trading days ending 30 April 2007 is lower than the current conversion price. In connection with the amendments, the Company prepaid US$2.5 million of the outstanding principal note by means of a US$3.5 million payment. This payment was part of a number of amendments made in relation to the subordinated convertible loan note, the terms of which were revised in an agreement entered into providing for the release of restrictions on the Company's ability to enter into future fund raising transactions and extending the time for the registration statement to be declared effective by the Securities and Exchange Commission. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, the Company has agreed with the institutional investor to extend the deadline for the registration statement required by the registration rights agreement with the selling security holder to be declared effective by the SEC through 15 October 2006, with increased penalties if that deadline is missed. The Company has also been released from the restrictions on future fundraising transactions contained in the note documentation. The Company also granted the investor an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS and a security interest in the Group's current royalties, subject to release of that security upon any disposition by the Company of the royalty stream.

23. Subsequent events (continued)

On 26 September 2006 the Company closed an agreement with Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5 million (A$8.5 million) of Subordinated Convertible Debentures convertible into pSivida ADSs at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share). The debentures will mature three years from the date of closing and will bear 8% interest payable quarterly in arrears and/or ADSs at an 8% discount to the 10 day VWAP. The Company has issued to the investors warrants exercisable for a number of ADSs equal to 90% of the aggregate principal amount of the outstanding New Notes divided by the conversion price with an exercise price of US$2.00 and a term of 5 years. The Company may redeem the notes at any time by payment of 108% of the face value and may force conversion when the ADS price remains above US$4.00 for a set period of 25 days.

24. Earnings per share

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The Company has no potential ordinary shares on issue which were dilutive in the years ended 30 June 2006 and 2005.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated	
	2006	2005
	$	$
Net loss attributable to ordinary equity holders of the parent	(28,166,129)	(16,793,836)
	Number	Number
Weighted average number of ordinary shares for basic earnings per share	305,882,956	207,802,540
Effect of dilution:		
Share options	-	-
Weighted average number of ordinary shares for diluted earnings per share	305,882,956	207,802,540

This calculation does not include instruments that could potentially dilute basic earnings per share in the future as these instruments were anti-dilutive in the periods presented. A summary of such instruments is as follows:

Equity securities	Number of securities	Potential ordinary shares
Options over ordinary shares	21,656,172	21,656,172
Options over ADSs	161,524	1,615,260
Warrants over ADSs	766,803	7,668,030
Convertible note	2,112,676	21,126,760
		52,066,222

24. Earnings per share (continued)

Potential ordinary shares transactions occurring after reporting date

Subsequent to year end the Company amended the terms of the above convertible note and entered into an additional convertible note (refer to Note 23 for further detail) which resulted in the following additional potential ordinary shares:

Equity securities	Number of securities	Potential ordinary shares
Additional warrants in relation to convertible notes	8,625,000	86,250,000
Amendment to convertible note	4,137,324	41,373,240
New convertible note	3,250,000	32,500,000
		160,123,240

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

25. Director, executive and other related party disclosures

(a) Equity interests in related parties

Details of subsidiaries are disclosed in Note 7 to the financial statements.

(b) Details of key management personnel

The directors of pSivida Limited during the year were:

- Dr Roger Brimblecombe – Executive Chairman
- Mr Gavin Rezos – Managing Director (resigned 31 July 2006)
- Dr Paul Ashton – Director, Strategy (appointed 30 December 2005)
- Mr Stephen Lake – Non-Executive Director
- Dr David Mazzo – Non-Executive Director (appointed 25 July 2005)
- Mr Michael Rogers – Non-Executive Director (appointed 27 July 2005)
- Ms Heather Zampatti – Non-Executive Director (appointed 11 January 2006, resigned 28 August 2006)
- Dr Roger Aston – Director, Strategy (resigned 15 November 2005)
- Ms Alison Ledger – Non-Executive Director (resigned 11 January 2006)

Other key management personnel of the consolidated entity during the year were:

- Dr Mark Parry-Billings – Director, Europe, pSiMedica Limited
- Mr Aaron Finlay – Company Secretary, Former Chief Financial Officer
- Dr Anna Kluczewska – Managing Director, AION Diagnostics Limited
- Prof Leigh Canham – Chief Scientific Officer, pSiMedica Limited
- Mr Steve Connor – Director of Development, pSiMedica Limited
- Dr Jill Ogden – Commercial Director, pSiMedica Limited
- Ms Lori Freedman – Company Secretary, Vice President of Corporate Affairs, General Counsel (appointed 23 May 2006)
- Mr Michael Soja – Vice President, Finance and Chief Financial Officer (appointed 23 May 2006)

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel

(i) Compensation policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and Executive Officers. The Remuneration Committee will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base emolument in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive Directors' and officers' emoluments to the Company's financial and operational performance.

Remuneration paid to the Company's directors and executives is also determined with reference to the market level of remuneration for other listed biotechnology companies in Australia, the UK and the USA. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company's predominantly research and development stage of development is taken into account in this review.

Executive Officers are those directly accountable for the operational management and strategic direction of the Company and the consolidated entity.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors' fees (in the case of Directors), salaries, consulting fees and employer contributions to superannuation funds.

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee's personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and CPI data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Key performance indicators (KPIs) are individually tailored by the Remuneration Committee for each director and executive officer each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is $280,000. Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation, which is currently 9% of their fees.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates.

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel (continued)

(i) Compensation policy (continued)

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to performance against individual KPIs and to the performance of the Company as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, deals concluded increases in the market capitalisation of the Company and successful capital raisings and also industry-specific factors relating to the advancement of the Company's research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Stock options are awarded under the Employee Share Option Plan to the Company's directors and executives and are determined on the individuals' performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives. Non-executive directors do participate in the Company's Employee Share Option Plan, given the Company's size and stage of development and the necessity to attract the highest calibre of professionals to the role, whilst maintaining the Company's cash reserves.

The Remuneration Committee determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Remuneration Committee has determined the total performance-linked remuneration payable across the Company, Committee members assess the performance of each individual staff member within their department, relative to that staff member's KPIs and decide how much performance-linked remuneration should be paid to that person.

Elements of director and executive compensation

Compensation packages contain the following key elements:

(a) Short-term benefits – salary / fees, bonuses and other benefits;
(b) Post-employment benefits – including superannuation; and
(c) Share-based payments – share options granted under the Employee Share Option Plan as disclosed in Note 21 to the financial statements.

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel (continued)

(ii) Key management personnel compensation

The aggregate compensation of the key management personnel of the consolidated entity and the company is set out below:

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Short-term	3,142,567	2,029,768	1,921,006	1,243,965
Post employment	161,141	99,810	55,767	35,141
Other long-term	-	-	-	-
Termination benefit	-	-	-	-
Share-based payment	943,333	3,643,681	619,457	2,702,847
	4,247,041	5,773,259	2,596,230	3,981,953

The compensation of each member of the key management personnel of the consolidated entity is as follows:

	Short-term benefits			Post-employment	Share-based payments	Total	Proportion related to performance
	Salary and fees	Bonus #	Other benefits	Super-annuation	Options *		
	$	$	$	$	$	$	%
Directors							
Dr R Brimblecombe	223,218	-	-	-	101,898	325,116	31.3
Mr G Rezos	467,437	257,000	6,366	14,648	306,681	1,052,132	53.9
Dr P Ashton	184,159	-	4,776	5,542	48,195	242,672	19.9
Mr S Lake	25,000	-	-	-	-	25,000	-
Dr D Mazzo	32,102	-	-	-	32,852	64,954	-
Mr M Rogers	37,213	-	-	-	32,852	70,065	-
Ms H Zampatti	15,613	-	-	1,405	-	17,018	-
Dr R Aston	304,121	26,600	-	4,560	-	335,281	7.9
Ms A Ledger	15,806	-	-	1,423	-	17,229	-
Total	1,304,669	283,600	11,142	27,578	522,478	2,149,467	

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel (continued)

(ii) Key management personnel compensation (continued)

	Short-term benefits			Post-employment	Share-based payments	Total	Proportion related to performance
	Salary and fees	Bonus #	Other benefits	Superannuation	Options *		
	$	$	$	$	$	$	%
Other key management personnel							
Dr M Parry-Billings	303,059	-	7,703	36,367	144,238	491,367	29.4
Mr A Finlay	253,215	60,000	8,380	28,189	96,979	446,763	35.6
Dr A Kluczewska	250,000	-	4,774	-	49,603	304,377	16.6
Prof L Canham	197,476	-	6,389	22,498	28,083	254,446	11.0
Mr S Connor	182,444	-	8,608	21,893	32,033	244,978	13.1
Dr J Ogden	171,449	-	5,233	20,574	24,133	221,389	10.9
Ms L Freedman	40,099	-	2,114	2,021	22,893	67,127	34.1
Mr M Soja	40,099	-	2,114	2,021	22,893	67,127	34.1
Total	1,437,841	60,000	45,315	133,563	420,855	2,097,574	
Total	2,742,510	343,600	56,457	161,141	943,333	4,247,041	

* These options had no intrinsic value at the date of issue.

(i) Bonuses were paid in October 2005 to executive directors and staff as short term incentives following the achievement of key milestones following a recommendation from the Company's Remuneration Committee. No other bonuses have been paid by the Company up to the date of issuing this report.

(ii) A total of 900,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time that the options were announced (subject to shareholder approval) in April 2005. The options are subject to varying vesting conditions and expire on 31 March 2010.

A total of 400,000 options were issued to directors and employees in November 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting conditions and expire on 30 September 2010.

A total of 1,850,000 options were issued to directors and employees in December 2005. The options are exercisable at $0.92, being a 10% premium to the 10 day weighted average share price prior to the date of the Notice of Meeting to approve the grant of the options. The options are subject to varying vesting and performance conditions and expire on 30 September 2010. Of these options issued to directors and employees the following have performance conditions as detailed below:

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel (continued)

(ii) Key management personnel compensation (continued)

Dr P Ashton	500,000	Subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.
Ms L Freedman	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.
Mr M Soja	237,500	Subject to 118,750 vesting in 12 months and 118,750 vesting in 24 months from the date of grant. The Company has the right to require additional performance conditions to be met in relation to the vesting of these options as advised by management and applied by the Board and Remuneration Committee.

2005	Short-term			Post Employ-ment	Share-based payment	Total	Proport-ion related to perfor-mance
	Salary and fees	Bonus (i)	Other Benefits	Super-annuation	Options * (ii)		
	$	$	$	$	$	$	%
Directors							
Dr R Brimblecombe	224,459	25,000	-	-	229,296	478,755	47.9
Mr G Rezos	348,062	75,000	-	10,905	1,361,127	1,795,094	80.0
Dr R Aston	315,683	25,000	1,189	8,438	558,592	908,902	64.2
Mr S Lake	22,917	-	-	-	91,718	114,635	-
Ms A Ledger	27,500	-	-	2,475	91,718	121,693	-
Mrs N Donovan	2,083	-	-	188	-	2,271	-
Total	940,704	125,000	1,189	22,006	2,332,451	3,421,350	
Other key management personnel							
Prof L Canham	193,780	-	6,056	22,553	353,524	575,913	61.4
Mr A Finlay	144,572	32,500	-	13,135	370,396	560,603	71.9
Dr A Kluczewska	208,333	10,000	-	-	299,808	518,141	59.8
Mr S Connor	181,146	-	10,612	21,738	143,751	357,247	40.2
Dr J Ogden	169,816	-	6,060	20,378	143,751	340,005	42.3
Total	897,647	42,500	22,728	77,804	1,311,230	2,351,909	
Total	1,838,351	167,500	23,917	99,810	3,643,681	5,773,259	

* These options had no intrinsic value at the date of issue.

25. Director, executive and other related party disclosures (continued)

(c) Compensation of key management personnel (continued)

(ii) Key management personnel compensation (continued)

(i) During the year ended 30 June 2005 options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company's Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on 5 August 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on 31 March 2010.

(d) Contracts for services of directors and key management personnel

The Company has entered into standard appointment agreements with directors other than Dr Ashton as noted below. These agreements provide for an indefinite period of appointment subject to reappointment requirements at annual general meetings under the terms of the constitution. The appointment may be terminated pursuant to the Corporations Act and the Company's Constitution, in certain prescribed circumstances (eg. bankruptcy, conviction of an offence, unsound mind). The director may resign by notice in writing at any time.

The Company has entered into consulting contracts with certain directors or their related entities for an indefinite period which may be terminated by either party on three months' written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On 1 January 2006, Dr Ashton, entered into an employment contract with the company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 500,000 options over the Company's ordinary stock subject to 250,000 vesting in 12 months and 250,000 vesting in 24 months from the date of grant, subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

The Company has standard employment agreements with its employees covering levels of remuneration and other employment benefits such as annual leave, superannuation or pension contributions, review periods, and confidentiality provisions. The Company will be subject to statutorily imposed severance payments in the event of termination of employment and any bonuses and/or award of options to convert into ordinary shares are made at the Company's discretion.

The employment contracts the Company has in place with UK based executives, being Dr Parry-Billings, Prof Canham, Mr Connor and Dr Ogden, provide for standard employment terms with a six month notice period, 12% defined superannuation contributions and medical cover.

25. Director, executive and other related party disclosures (continued)

(d) Contracts for services of directors and key management personnel (continued)

The employment contracts the Company has in place with Australian based executives, being Mr Finlay, provide for standard employment terms, providing for 9% superannuation contributions and a 3 month notice period. On 28 February 2006 the Company amended the employment contract with Mr Finlay to provide a minimum two year term of service where there is a requirement for the Company to maintain an office or have an Australian resident Company Secretary.

The Company has entered into a consulting contract with a related entity of Dr Kluczewska for provision of service for an indefinite period which may be terminated by either party on three months' written notice or summary notice in the event of a breach in the terms of the agreement, the consultant is found guilty of any criminal act, misconduct or negligence or becomes insolvent. There are no termination benefits other than what applicable statute dictates.

On 16 May 2006 Ms Freedman and Mr Soja entered into new employment contracts with the Company for an indefinite period. Under the terms of the employment the employee is eligible for an annual cash bonus and entitled to be granted 250,000 options over the Company's ordinary stock subject to vesting conditions, with the term and exercise price to be determined by the Board. Termination may be by either party providing a notice period of 2 weeks. If termination is made by the Company without cause or by the employee for good cause and occurs prior to 31 December 2007 the employee is entitled to a lump sum equal to 200% of annual salary plus 100% of prior year cash bonus received and medical benefits for a period of 2 years. If termination is made by the Company without cause or by the employee for good cause and occurs after 31 December 2007, the employee is entitled to a lump sum equal to 100% of annual salary, 100% of prior year cash bonus received and medical benefits for a period of 1 year.

(e) Compensation options: granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain directors and executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price stated below. The options may only be exercised after the vesting date stated below, and expire on the dates shown below. Vesting of the options is dependent on the achievement of certain key performance criteria where indicated. The key performance criteria to be met are in respect of certain employee performance targets.

Share options issued by pSivida Limited

2006			Terms and conditions for each grant					
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Directors								
Dr R Brimblecombe	300,000	300,000	15 Nov05	$0.283	$0.745	$0.80	22 Apr 06	31 Mar 10
	75,000	75,000	30 Dec05	$0.229	$0.71	$0.92	30 Dec 05	30 Sep 10
Mr G Rezos	600,000	600,000	15 Nov05	$0.283	$0.745	$0.80	22 Apr 06	31 Mar 10
	600,000	600,000	30 Dec05	$0.229	$0.71	$0.92	30 Dec 05	30 Sep 10
Dr D Mazzo	-	200,000	16 Nov05	$0.264	$0.725	$0.92	16 Nov 06	30 Sep 10
Mr M Rogers	-	200,000	16 Nov05	$0.264	$0.725	$0.92	16 Nov 06	30 Sep 10
Dr P Ashton	-	* 250,000	30 Dec05	$0.250	$0.71	$0.92	30 Dec 06	30 Sep 10
	-	* 250,000	30 Dec05	$0.270	$0.71	$0.92	30 Dec 07	30 Sep 10
Total	1,575,000	2,475,000						

25. Director, executive and other related party disclosures (continued)

(e) Compensation options: granted and vested during the year (continued)

Share options issued by pSivida Limited (continued)

2006	Vested	Granted	Terms and conditions for each grant						
			Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Other key management personnel								
Dr M Parry-Billings	320,000	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
Mr A Finlay	200,000	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
	200,000	200,000	30 Dec05	$0.229	$0.71	$0.92	30 Dec 06	30 Sep 10
Dr A Kluczewska	400,000	-	21 Oct03	$0.287	$0.58	$0.61	31 Dec 05	31 Dec 07
	125,000	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
Prof L Canham	112,500	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
Mr S Connor	125,000	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
Dr J Ogden	100,000	-	22 Apr05	$0.316	$0.75	$0.80	22 Apr 06	31 Mar 10
Ms L Freedman	-	* 118,750	30 Dec05	$0.250	$0.71	$0.92	30 Dec 06	30 Sep 10
	-	* 118,750	30 Dec05	$0.270	$0.71	$0.92	30 Dec 07	30 Sep 10
Mr M Soja	-	* 118,750	30 Dec05	$0.250	$0.71	$0.92	30 Dec 06	30 Sep 10
	-	* 118,750	30 Dec05	$0.270	$0.71	$0.92	30 Dec 07	30 Sep 10
Total	1,582,500	675,000						

Share options issued by AION Diagnostics Limited

2006	Vested	Granted	Terms and conditions for each grant						
			Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Directors								
Dr R Brimblecombe	-	-	-	-	-	-	-	-
Mr G Rezos	152,500	-	13 Oct 05	$0.29	$0.29	$0.00	13 Oct 05	3 Feb 08
Dr D Mazzo	-	-	-	-	-	-	-	-
Mr M Rogers	-	-	-	-	-	-	-	-
Dr P Aston	-	-	-	-	-	-	-	-
Total	152,500	-						

25. Director, executive and other related party disclosures (continued)

(e) Compensation options: granted and vested during the year (continued)

Share options issued by AION Diagnostics Limited (continued)

2006				Terms and conditions for each grant				
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Other key management personnel								
Dr M Parry-Billings	-	-	-	-	-	-	-	-
Mr A Finlay	-	* 10,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Dr A Kluczewska	297,024	* 100,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Prof L Canham	-	* 45,000	13 Oct 05	$0.29	$0.29	$0.00	-	3 Feb 08
Mr S Connor	-	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-	-
Total	297,024	155,000						

* Vesting of these options is subject to performance conditions

** Options have been valued using the Black-Scholes option valuation model, which takes into account time value and the volatility of the stock price.

Share options issued by pSivida Limited

2005				Terms and conditions for each grant				
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Directors								
Dr R Brimblecombe	500,000	500,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
Mr G Rezos	2,750,000	2,750,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
Dr R Aston	1,000,000	1,000,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
Mr S Lake	200,000	200,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
Ms A Ledger	200,000	200,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
Total	4,650,000	4,650,000						

25. Director, executive and other related party disclosures (continued)

(e) Compensation options: granted and vested during the year (continued)

Share options issued by pSivida Limited (continued)

2005				Terms and conditions for each grant				
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Other key management personnel								
Prof L Canham	700,000	700,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
	-	* 125,000	22 Apr 05	$0.261	$0.75	$0.80	22 Apr 06	31 Mar 10
Mr A Finlay	700,000	700,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
	-	200,000	22 Apr 05	$0.261	$0.75	$0.80	22 Apr 06	31 Mar 10
Dr A Kluczewska	100,000	100,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
	-	125,000	22 Apr 05	$0.261	$0.75	$0.80	22 Apr 06	31 Mar 10
	400,000							
Mr S Connor	300,000	300,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
	-	* 125,000	22 Apr 05	$0.261	$0.75	$0.80	22 Apr 06	31 Mar 10
Dr J Ogden	300,000	300,000	5 Aug 04	$0.459	$1.09	$1.18	5 Aug 04	5 Aug 09
	-	* 125,000	22 Apr 05	$0.261	$0.75	$0.80	22 Apr 06	31 Mar 10
Total	2,500,000	2,800,000						

Share options issued by AION Diagnostics Limited

2005				Terms and conditions for each grant				
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number		$	$	$		
Directors								
Mr G Rezos	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr R Aston	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	500,000						
Other key management personnel								
Prof L Canham	-	* 65,840	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Mr A Finlay	-	* 98,760	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr A Kluczewska	-	* 395,040	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	559,640						

* Vesting of these options is subject to performance conditions

** Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

(f) Shares issued on exercise of compensation options

No compensation options were exercised by directors during the current or prior year.

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel

Fully paid ordinary shares of pSivida Limited

2006	Balance at 30 Jun 2005	Granted as compensation	Received on exercise of options	Net other change	Balance at 30 Jun 2006
	Number	Number	Number	Number	Number
Directors					
Dr R Brimblecombe	445,067	-	-	168,133	613,200
Mr G Rezos	11,319,282	-	-	171,000	11,490,282
Mr S Lake	-	-	-	-	-
Dr D Mazzo *	-	-	-	20,000	20,000
Mr M Rogers *	-	-	-	-	-
Dr P Ashton *	17,664,080	-	-	-	17,664,080
Ms H Zampatti *	-			170,179	170,179
Ms A Ledger **	1,900,000	-	-	-	1,900,000
Dr R Aston **	7,093,586	-	-	-	7,093,586
Total	38,422,015	-	-	529,312	38,951,327
Other key management personnel					
Dr M Parry-Billings	-	-	-	-	-
Prof L Canham	3,909,579	-	-	(179,579)	3,730,000
Dr A Kluczewska	-	-	-	-	-
Mr M Soja *	3,060,460	-	-	-	3,060,460
Ms L Freedman *	2,786,320	-	-	-	2,786,320
Mr A Finlay	-	-	-	15,000	15,000
Dr J Ogden	-	-	-	-	-
Mr S Connor	189,000	-	-	-	189,000
Total	9,945,359	-	-	(164,579)	9,780,780

* Opening balance at date of appointment
** Closing balance at date of resignation

2005	Balance at 30 Jun 2004	Granted as compensation	Received on exercise of options	Net other change	Balance at 30 Jun 2005
	Number	Number	Number	Number	Number
Directors					
Dr R Brimblecombe	320,833	-	-	124,234	445,067
Mr G Rezos	10,895,657	-	-	423,625	11,319,282
Dr R Aston	3,090,833	-	-	4,002,753	7,093,586
Mr S Lake *	-	-	-	-	-
Ms A Ledger *	2,000,000	-	-	(100,000)	1,900,000
Mrs N Donovan **	54,333	-	-	-	54,333
Total	16,361,656	-	-	4,450,612	20,812,268

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel (continued)

Fully paid ordinary shares of pSivida Limited (continued)

2005	Balance at 30 Jun 2004	Granted as compensation	Received on exercise of options	Net other change	Balance at 30 Jun 2005
	Number	Number	Number	Number	Number
Other key management personnel					
Prof L Canham	-	-	-	3,909,579	3,909,579
Mr A Finlay	-	-	-	-	-
Dr A Kluczewska	-	-	-	-	-
Mr S Connor	-	-	-	189,000	189,000
Dr J Ogden	-	-	-	-	-
Total	-	-	-	4,098,579	4,098,579

* Opening balance at date of appointment
** Closing balance at date of resignation

Share options issued by pSivida Limited

2006	Balance at 30 Jun 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors							
Dr R Brimblecombe	949,111	375,000	-	-	1,324,111	1,324,111	375,000
Mr G Rezos	3,971,030	1,200,000	-	-	5,171,030	5,171,030	1,200,000
Mr S Lake	242,061	-	-	-	242,061	242,061	-
Dr D Mazzo *	-	200,000	-	-	200,000	-	-
Mr M Rogers *	-	200,000	-	-	200,000	-	-
Dr P Ashton *	-	500,000	-	880,700	1,380,700	880,700	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	200,000	-	-	-	200,000	200,000	-
Dr R Aston **	1,549,111	-	-	-	1,549,111	1,549,111	-
Total	6,911,313	2,475,000	-	880,700	10,267,013	9,367,013	1,575,000

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel (continued)

Share options issued by pSivida Limited (continued)

2006	Balance at 30 Jun 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Other key management personnel							
Dr M Parry-Billings	1,200,000	-	-	(80,000)	1,120,000	720,000	320,000
Mr A Finlay	900,000	200,000	-	-	1,100,000	1,100,000	400,000
Dr A Kluczewska	1,425,000	-	-	-	1,425,000	1,425,000	525,000
Prof L Canham	864,289	-	-	(12,500)	851,789	851,789	112,500
Mr S Connor	444,645	-	-	-	444,645	444,645	125,000
Dr J Ogden	554,708	-	-	(25,000)	529,708	529,708	100,000
Ms L Freedman	-	237,500	-	-	237,500	-	-
Mr M Soja	-	237,500	-	-	237,500	-	-
Total	5,388,642	675,000	-	(117,500)	5,946,142	5,071,142	1,582,500

* Opening balance at date of appointment
** Closing balance at date of resignation

2005	Balance at 30 Jun 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors							
Dr R Brimblecombe	1,000,000	500,000	-	(550,889)	949,111	949,111	500,000
Mr G Rezos	5,450,000	2,750,000	-	(4,228,970)	3,971,030	3,971,030	2,750,000
Dr R Aston	4,500,000	1,000,000	-	(3,950,889)	1,549,111	1,549,111	1,000,000
Mr S Lake *	-	200,000	-	42,061	242,061	242,061	200,000
Ms A Ledger *	-	200,000	-	-	200,000	200,000	200,000
Mrs N Donovan **	850,000	-		-	850,000	850,000	-
Total	11,800,000	4,650,000	-	(8,688,687)	7,761,313	7,761,313	4,650,000

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel (continued)

Share options issued by pSivida Limited (continued)

2005	Balance at 30 Jun 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Other key management personnel							
Prof L Canham	-	825,000	-	39,289	864,289	739,289	700,000
Mr A Finlay	-	900,000	-	-	900,000	700,000	700,000
Dr A Kluczewska	1,200,000	225,000	-	-	1,425,000	900,000	500,000
Mr S Connor	-	425,000	-	19,645	444,645	319,645	300,000
Dr J Ogden	-	425,000	-	129,708	554,708	429,708	300,000
	1,200,000	2,800,000	-	188,642	4,188,642	3,088,642	2,500,000

* Opening balance at date of appointment
** Closing balance at date of resignation

Share options issued by AION Diagnostics Consolidated Group

2006	Balance at 30 Jun 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors							
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	250,000	-	-	-	250,000	152,500	152,500
Mr S Lake	-	-	-	-	-	-	-
Dr D Mazzo *	-	-	-	-	-	-	-
Mr M Rogers *	-	-	-	-	-	-	-
Dr P Ashton *	-	-	-	-	-	-	-
Ms H Zampatti *	-	-	-	-	-	-	-
Ms A Ledger **	-	-	-	-	-	-	-
Dr R Aston **	250,000	-	-	(250,000)	-	-	-
Total	500,000	-	-	(250,000)	250,000	152,500	152,500

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel (continued)

Share options issued by AION Diagnostics Consolidated Group (continued)

2006	Balance at 30 Jun 2005	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2006	Balance vested and exercis-able at 30 Jun 2006	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Other key management personnel							
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	98,760	10,000	-	-	108,760	-	-
Dr A Kluczewska	395,040	100,000	-	-	495,040	297,024	297,024
Prof L Canham	65,840	45,000	-	-	110,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	559,640	155,000	-	-	714,640	297,024	297,024

* Opening balance at date of appointment
** Closing balance at date of resignation

Due to a reorganisation within the AION Diagnostics consolidated group during the financial year the options originally issued by AION Diagnostics Limited were cancelled and reissued by AION Diagnostics Inc.

2005	Balance at 30 Jun 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2005	Balance vested and exercis-able at 30 Jun 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Directors							
Dr R Brimblecombe	-	-	-	-	-	-	-
Mr G Rezos	-	250,000	-	-	250,000	-	-
Mr S Lake *	-	-	-	-	-	-	-
Ms A Ledger *	-	-	-	-	-	-	-
Dr R Aston	-	250,000	-	-	250,000	-	-
Mrs N Donovan **	-	-	-	-	-	-	-
Total	-	500,000	-	-	500,000	-	-

25. Director, executive and other related party disclosures (continued)

(g) Share and option holdings of key management personnel (continued)

Share options issued by AION Diagnostics Consolidated Group (continued)

2005	Balance at 30 Jun 2004	Granted as compen-sation	Exer-cised	Net other change	Balance at 30 Jun 2005	Balance vested and exercis-able at 30 Jun 2005	Options vested during year
	Number	Number	Number	Number	Number	Number	Number
Other key management personnel							
Dr M Parry-Billings	-	-	-	-	-	-	-
Mr A Finlay	-	98,760	-	-	98,760	-	-
Dr A Kluczewska	-	395,040	-	-	395,040	-	-
Prof L Canham	-	65,840	-	-	65,840	-	-
Mr S Connor	-	-	-	-	-	-	-
Dr J Ogden	-	-	-	-	-	-	-
Ms L Freedman	-	-	-	-	-	-	-
Mr M Soja	-	-	-	-	-	-	-
Total	-	559,640	-	-	559,640	-	-

* Opening balance at date of appointment
** Closing balance at date of resignation

(h) Other transactions and balances with key management personnel and related parties

All transactions with key management personnel and related parties are made on normal commercial terms and conditions except where indicated.

Consultancy fees and other payments of $273,467 (2005: $319,941) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors' compensation above.

Consultancy fees and other payments of $561,687 (2005: $332,085) were paid to Viaticus Capital Pty Ltd, a company controlled by Mr G Rezos, and have been included in directors' compensation above.

Consultancy fees and other payments of $250,000 (2005: $160,256) were paid to Integrin Consulting Pty Ltd, a company controlled by Dr A Kluczewska, and have been included in executives' compensation above. A further amount of $146,700 (2005: $100,995) was paid to Integrin Consulting Pty Ltd for office staff costs.

An amount of $53,289 (2005: Nil) was paid to Mirimar Property Partners Pty Ltd, of which Dr A Kluczewska and Mr G Rezos are partners, for the lease of Mirimar Building office space.

An amount of $117,638 (2005: $125,982) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. An amount of $57,600 (2005: $63,360) was paid to Albion Capital Partners for financial analyst services. A further amount of $53,826 (2005: Nil) was paid to Albion Capital Partners for financial controller services.

25. Director, executive and other related party disclosures (continued)

(h) Other transactions and balances with key management personnel and related parties (continued)

Amounts owing to directors and their related parties at 30 June 2006 were $3,300 (2005: $50,102). These are included in current payables in Note 11.

An amount of £53,843 (A$127,981) (2005: £220,689 (A$544,320)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.

26. Auditor's remuneration

	Consolidated		pSivida Limited	
	2006	2005	2006	2005
	$	$	$	$
Amounts paid or due and payable to Deloitte Touche Tohmatsu Australia for:				
- Audit or review of the financial report of the entity and any other entity in the consolidated group	262,916	-	262,916	-
- Other services in relation to the entity and any other entity in the consolidated group				
- Taxation services	12,217	-	12,217	-
- Fees incurred in relation to US statutory filings	404,494	643,704	404,494	643,704
	679,627	643,704	679,627	643,704
Amounts paid or due and payable to related practices of Deloitte Touche Tohmatsu Australia for:				
- Audit or review of the financial report of subsidiaries	144,235	42,423	-	-
- Taxation services	41,119	9,496	-	-
- Fees incurred in relation to US statutory filings	674,891	-	674,891	-
	860,245	51,919	674,891	-
	1,539,872	695,623	1,354,518	643,704
Amounts paid or due and payable to other audit firms for:				
- Audit or review of the financial report of subsidiaries	27,569	34,737	-	34,737
- Taxation services	4,307	-	-	-
- Corporate finance services	83,645	72,920	63,926	72,920
	115,521	107,657	63,926	107,657

The auditor of pSivida Limited is Deloitte Touche Tohmatsu for the year ended 30 June 2006. The auditor of pSivida Limited was Ernst and Young for the year ended 30 June 2005.

27. Acquisitions of businesses

Names of businesses acquired 2006	Principal activity	Date of acquisition	Proportion of shares acquired (%)	Cost of acquisition $
Control Delivery Systems Inc (CDS)	Design and develop drug delivery products	30/12/05	100%	116,878,675

The acquisition is an integral part of pSivida's on-going US growth strategy, creating a global bio-nanotech company specialising in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS' portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida's management team. On completion of the acquisition, CDS was renamed pSivida Inc.

Cost of acquisition comprised of:	$
• Cash	114,319
• 150,844,680 ordinary fully paid shares of pSivida, represented by 15,084,468 American Depositary Shares (ADSs) $0.71 per share, represented by US$5.169 per ADS	107,099,723
• 8,991,930 non-vested ordinary shares of pSivida, represented by 899,193 non-vested ADSs $0.71 per share, represented by US$5.169 per ADS	6,384,270
• Less: Unearned compensation	(1,509,089)
• 1,724,460 share options in pSivida, represented by 172,446 options over ADSs	642,250
• Direct acquisition costs	4,147,202
	116,878,675

The fair value of the ordinary fully paid shares was based on the ASX published price at the date of exchange. The ASX closing price of pSivida ordinary shares on the 30 December 2005 was A$0.71 per ordinary share.

The fair value of the non-vested ordinary shares has been valued at the same amount per share as the vested ordinary shares. However, the fair value is reduced by an amount of unearned compensation, being the portion of the fair value at the date of exchange related to the future service (vesting) period of the non-vested ordinary shares.

The fair value of the share options has been calculated using the Black-Scholes model.

A final determination of required purchase accounting adjustments, including allocation of the purchase price, has not yet been made.

Included in the net loss for the period is a loss of $5,937,498 attributable to the acquired business of CDS (now pSivida Inc). The revenue of the combined entity for the year would have been $2,037,160 and the loss after income tax would have been $36,784,780 had the acquisition of CDS been effected at the beginning of the period rather than on 30 December 2005.

27. Acquisitions of businesses (continued)

Net assets acquired	Control Delivery Systems Inc (CDS) Book value	Fair value adjustment	Fair value on acquisition
	$	$	$
Current assets:			
Cash	228,463	-	228,463
Trade and other receivables	545,633	-	545,633
Other current assets	283,193	-	283,193
Non-current assets:			
Property, plant and equipment	624,082	-	624,082
Deferred tax assets	-	16,590,795	16,590,795
In-process R & D	-	34,281,686	34,281,686
Patents	-	88,460,020	88,460,020
Current liabilities:			
Trade and other payables	(3,456,704)	-	(3,456,704)
Deferred revenue	(1,826,700)	-	(1,826,700)
Provisions	(161,234)	-	(161,234)
Non-current liabilities:			
Deferred tax liability	-	(49,096,682)	(49,096,682)
	(3,763,267)	90,235,819	86,472,552
Goodwill on acquisition			30,406,123
			116,878,675

The consolidated entity has paid a premium for the acquiree as it believes the acquisition will introduce additional synergies to its existing operations.

Further details of the businesses acquired during the financial year are disclosed in Note 19(d).

28. Segment information

(a) Business segment – primary segment

The consolidated entity operates in only one business segment, being the biotechnology sector.

(b) Geographic segment – secondary segment

	Segment revenues		Segment assets		Acquisition of segment assets	
	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Australia	-	-	12,669,836	11,059,134	292,661	7,475
United States	1,324,069	-	151,191,558	-	153,630,779	-
United Kingdom	68,931	161,666	69,300,275	78,174,497	953,223	83,578,841
Singapore	-	-	2,201,143	2,278,670	19,147	20,836
Unallocated	-	-	123,264	353,801	26,208	49,444
Consolidated	1,393,000	161,666	235,486,076	91,866,102	154,922,018	83,656,596

29. Financial instruments

(a) Financial risk management objectives

The consolidated entity's principal financial instruments, other than derivatives, comprise convertible note borrowings, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The consolidated entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The consolidated entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Board reviews and agrees policies for managing each of these risks.

(b) Significant accounting policies

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(c) Foreign currency risk management

As the group undertakes certain transactions denominated in foreign currencies, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters and are not material to the financial statements. Refer to Note 2(b) for quantum of exchange differences arising. No hedging transactions have been undertaken.

(d) Interest rate risk management

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	Notes	Floating interest rate	Fixed interest rate			Non-interest bearing	Total	Weighted average interest rate
			Less than 1 year	1-5 years	More than 5 years			
		$	$	$	$	$	$	%
2006								
Financial assets								
Cash	19(a)	15,028,210	-	-	-	418,342	15,446,552	4.04%
Trade and other receivables	5	-	-	-	-	1,001,486	1,001,486	-
		15,028,210	-	-	-	1,419,828	16,448,038	
Financial liabilities								
Trade creditors and accruals	11	-	-	-	-	10,084,587	10,084,587	-
Borrowings	12	-	11,219,696	3,940,092	-	-	15,159,788	8.0%
Other financial liabilities	13	-	-	-	-	2,465,416	2,465,416	-
		-	11,219,696	3,940,092	-	12,550,003	27,709,791	

29. Financial instruments (continued)

(d) Interest rate risk management (continued)

	Notes	Floating interest rate	Fixed interest rate			Non-interest bearing	Total	Weighted average interest rate
			Less than 1 year	1-5 years	More than 5 years			
		$	$	$	$	$	$	%
2005								
Financial assets								
Cash	19(a)	12,528,926	200,000	-	-	163,135	12,892,061	2.87%
Trade and other receivables	5	-	-	-	-	709,418	709,418	-
		12,528,926	200,000	-	-	872,553	13,601,479	
Financial liabilities								
Trade creditors and accruals	11	-	-	-	-	2,017,820	2,017,820	-
		-	-	-	-	2,017,820	2,017,820	

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted a policy of dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from default.

The consolidated entity's maximum exposure to credit risk for each class of recognised financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheet.

(f) Fair value of financial instruments

The directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2005: net fair values). With regard to the convertible note, the directors believe that there is no significant difference between the carrying value and fair value because the instrument takes into account the risk profile and liquidity of the Company at this stage in its development.

30. Transition to Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-Time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition, except for financial instruments, where the date of transition is 1 July 2005 (refer Note 1).

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		31,350,656	-	31,350,656
Trade and other receivables		340,482	-	340,482
Other		38,958	-	38,958
Total current assets		31,730,096	-	31,730,096
Non-current assets				
Property, plant and equipment		669,699	-	669,699
Other intangible assets	a	7,934,622	1,183,550	9,118,172
Other		32,641	-	32,641
Total non-current assets		8,636,962	1,183,550	9,820,512
Total assets		40,367,058	1,183,550	41,550,608
Current liabilities				
Trade and other payables		1,938,115	-	1,938,115
Total current liabilities		1,938,115	-	1,938,115
Total liabilities		1,938,115	-	1,938,115
Net assets		38,428,943	1,183,550	39,612,493
Equity				
Issued capital		49,957,982	-	49,957,982
Reserves	b, c	78,220	(38,531)	39,689
Accumulated losses	g	(13,190,459)	1,222,081	(11,968,378)
Parent entity interest		36,845,743	1,183,550	38,029,293
Minority interest		1,583,200	-	1,583,200
Total equity		38,428,943	1,183,550	39,612,493

* Reported financial position as at 30 June 2004.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Notes	Superseded policies *	pSivida Limited Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		29,551,397	-	29,551,397
Trade and other receivables		60,618	-	60,618
Other		38,958	-	38,958
Total current assets		29,650,973	-	29,650,973
Non-current assets				
Other financial assets	a	13,657,129	112,278	13,769,407
Property, plant and equipment		69,312	-	69,312
Other		13,439	-	13,439
Total non-current assets		13,739,880	112,278	13,852,158
Total assets		43,390,853	112,278	43,503,131
Current liabilities				
Trade and other payables		297,886	-	297,886
Total current liabilities		297,886	-	297,886
Total liabilities		297,886	-	297,886
Net assets		43,092,967	112,278	43,205,245
Equity				
Issued capital		49,957,982	-	49,957,982
Reserves	c	-	39,689	39,689
Accumulated losses	g	(6,865,015)	72,589	(6,792,426)
Total equity		43,092,967	112,278	43,205,245

* Reported financial position as at 30 June 2004.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Revenue	d	828,976	(667,310)	161,666
Other income	d	-	660,400	660,400
Selling, general and administrative	a, c, e	(6,011,712)	(5,681,294)	(11,693,006)
Research and development		(8,287,930)	-	(8,287,930)
Finance costs		(31,569)	-	(31,569)
Foreign exchange gain / (loss)		(1,623,484)	-	(1,623,484)
Loss before income tax		(15,125,719)	(5,688,204)	(20,813,923)
Income tax benefit	f	-	3,620,891	3,620,891
Loss for the period		(15,125,719)	(2,067,313)	(17,193,032)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(14,726,523)	(2,067,313)	(16,793,836)

* Reported financial results under previous Australian GAAP.

	Notes	Superseded policies *	pSivida Limited Effect of transition to A-IFRS	A-IFRS
		$	$	$
Revenue	d	599,199	(599,199)	-
Other income	d	-	599,199	599,199
Selling, general and administrative	c	(4,894,636)	(420,788)	(5,315,424)
Finance costs		(13,439)	-	(13,439)
Foreign exchange gain / (loss)		(1,638,747)	-	(1,638,747)
Loss before income tax		(5,947,623)	(420,788)	(6,368,411)
Income tax benefit		-	-	-
Loss for the period		(5,947,623)	(420,788)	(6,368,411)

* Reported financial results under previous Australian GAAP.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the balance sheet as at 30 June 2005

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		12,892,061	-	12,892,061
Trade and other receivables		709,418	-	709,418
Other		322,933	-	322,933
Total current assets		13,924,412	-	13,924,412
Non-current assets				
Property, plant and equipment		3,273,663	-	3,273,663
Goodwill	e	8,588,228	14,717,470	23,305,698
Other intangible assets	a	56,249,010	(4,886,681)	51,362,329
Total non-current assets		68,110,901	9,830,789	77,941,690
Total assets		82,035,313	9,830,789	91,866,102
Current liabilities				
Trade and other payables		2,017,820	-	2,017,820
Provisions		29,879	-	29,879
Total current liabilities		2,047,699	-	2,047,699
Non-current liabilities				
Deferred tax liabilities	f	-	10,122,656	10,122,656
Total non-current liabilities		-	10,122,656	10,122,656
Total liabilities		2,047,699	10,122,656	12,170,355
Net assets		79,987,614	(291,867)	79,695,747
Equity				
Issued capital		107,883,835	-	107,883,835
Reserves	b, c	20,761	553,366	574,127
Accumulated losses	g	(27,916,982)	(845,233)	(28,762,215)
Total equity		79,987,614	(291,867)	79,695,747

* Reported financial position under previous Australian GAAP.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

	Notes	Superseded policies *	pSivida Limited Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		10,243,479	-	10,243,479
Trade and other receivables		119,529	-	119,529
Other		174,998	-	174,998
Total current assets		10,538,006	-	10,538,006
Non-current assets				
Other financial assets	a	85,383,940	112,278	85,496,218
Property, plant and equipment		75,456	-	75,456
Total non-current assets		85,459,396	112,278	85,571,674
Total assets		95,997,402	112,278	96,109,680
Current liabilities				
Trade and other payables		603,498	-	603,498
Provisions		29,879	-	29,879
Total current liabilities		633,377	-	633,377
Total liabilities		633,377	-	633,377
Net assets		95,364,025	112,278	95,476,303
Equity				
Issued capital		107,883,835	-	107,883,835
Reserves	c	292,828	460,477	753,305
Accumulated losses	g	(12,812,638)	(348,199)	(13,160,837)
Total equity		95,364,025	112,278	95,476,303

* Reported financial position under previous Australian GAAP.

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

Notes to the reconciliations of the income statement and balance sheet

(a) Other intangible assets

At the date of transition to A-IFRS, the Company elected to restate all business combinations occurring from 1 December 2000, the date of the entity's relisting on the Australian Stock Exchange.

As part of this restatement, the Company has capitalised direct acquisition costs previously expensed under superseded policies on the acquisition of a controlling interest in pSiMedica Limited in May 2001 totalling $112,278, resulting in an increase to intangibles of this amount on transition (and also applicable at 30 June 2005) and a corresponding decrease to accumulated losses in the consolidated entity, and an increase in other financial assets and a corresponding decrease to accumulated losses in pSivida Limited.

The restatement of business combinations has also resulted in an increase in other intangible assets of $3,400,552 on transition (and also applicable at 30 June 2005) in the consolidated entity as a result of the gross-up of intangible assets resulting from changes to deferred tax balances. An amortisation expense must also be charged on the additional intangible amount. This has resulted in a decrease in intangibles of $692,513 at transition and $1,003,517 at 30 June 2005. A corresponding increase to accumulated losses of $692,513 on transition, and an additional amortisation expense of $311,004 for the year ended 30 June 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

Further, under A-IFRS the consolidated entity has chosen to amortise its intangible assets from the date of their recognition, which differs from superseded policies whereby the consolidated entity did not amortise intangible assets until such time as they resulted in the generation of revenue. This has resulted in a decrease in intangibles of $1,636,767 at transition and $7,395,994 at 30 June 2005. A corresponding increase to accumulated losses of $1,636,767 on transition, and an additional amortisation expense of $5,759,227 for the year ended 30 June 2005 has been recorded. These adjustments had no effect in the financial statements of pSivida Limited.

(b) Cumulative exchange differences

At the date of transition, the consolidated entity elected to reset the foreign currency translation reserve to zero. An amount of $78,220 was reclassified from the foreign currency translation reserve to accumulated losses on transition (and also applicable at 30 June 2005), thereby reducing the balance of reserves by this amount.

(c) Share-based payments

In accordance with AASB 2 'Share-based Payment', equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005 are measured at fair value at the date of grant (or the measurement date in the case of share-based payments granted to non-employees).

The fair value of the equity-settled share-based payments is expensed over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

As at the date of transition to A-IFRS, the consolidated entity has recognised an increase in the employee equity-settled payments reserve and a corresponding increase in accumulated losses of $39,689. This adjustment was also applicable to pSivida Limited.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

(c) Share-based payments (continued)

For the financial year ended 30 June 2005, share-based payments of $591,897 (of which $508,610 was included in employee benefit expenses and $83,287 in consultancy fees) which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve in the financial statements of the consolidated entity. Share-based payments of $420,788 (of which $337,501 was included in employee benefit expense and $83,287 in consultancy fees) were recognised in the financial statements of pSivida Limited, with a corresponding increase in the employee equity-settled payments reserve.

These adjustments had no material tax or deferred tax consequences.

(d) Interest income

In accordance with AASB 118 'Revenue' the Company has reclassified interest income from revenue to other income as it does not meet the definition in that Accounting Standard of having arisen in the course of ordinary activities of the group.

(e) Goodwill

There is no goodwill at the date of transition to A-IFRS.

In accordance with AASB 3 'Business Combinations', the consolidated entity recognised an increase of goodwill of $13,743,547 for the year ended 30 June 2005.

Further, goodwill, which was amortised under superseded policies, is not amortised under A-IFRS from the date of acquisition for those business combinations restated. The effect of this change is an increase in the carrying amount of goodwill by $973,923 and a decrease in net loss before tax of $973,923 for the financial year ended and as at 30 June 2005. There is no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill from which amortisation is not deductible for tax purposes.

These adjustments had no effect in the financial statements of pSivida Limited.

(f) Deferred income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting purposes, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

(f) Deferred income tax (continued)

The effect of the deferred tax adjustments on deferred tax balances is as follows:

	Consolidated		pSivida Limited	
	1 Jul 2004	30 Jun 2005	1 Jul 2004	30 Jun 2005
	$	$	$	$
Deferred tax assets not recognised under previous AGAAP	2,708,039	5,611,096	-	-
Deferred tax liabilities not recognised under previous AGAAP	(2,708,039)	(15,733,752)	-	-
Net increase in deferred tax balances	-	(10,122,656)	-	-

	Financial year ended 30 Jun 2005	Financial year ended 30 Jun 2005
	$	$
Net impact on deferred tax at beginning of period	-	-
Impact on loss for period	3,620,892	-
Deferred tax capitalised to goodwill	(13,743,548)	-
Net impact of deferred tax at end of period	(10,122,656)	-

(g) Accumulated losses

The effect of the above adjustments on accumulated losses is as follows:

	Notes	Consolidated	
		1 Jul 2004	30 Jun 2005
		$	$
Income tax benefit / expense	a, f	3,400,552	7,021,443
Direct acquisition costs capitalised	b	112,278	112,278
Amortisation of grossed-up intangible	b	(692,513)	(1,003,517)
Amortisation of intangibles previously unamortised	b	(1,636,767)	(7,395,994)
Transfer from foreign currency translation reserve	c	78,220	78,220
Expensed share-based payments	d	(39,689)	(631,586)
Goodwill no longer amortised	e	-	973,923
Total adjustment to accumulated losses		1,222,081	(845,233)
Attributable to members of the parent entity		1,222,081	(845,233)
Attributable to minority interests		-	-
		1,222,081	(845,233)

30. Transition to Australian equivalents to International Financial Reporting Standards (continued)

(g) Accumulated losses (continued)

	Notes	pSivida Limited 1 Jul 2004 $	pSivida Limited 30 Jun 2005 $
Direct acquisition costs capitalised	b	112,278	112,278
Expensed share-based payments	d	(39,689)	(460,477)
Total adjustment to accumulated losses		72,589	(348,199)

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable;

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and the consolidated entity; and

(c) the directors have been given the declarations required by s 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to s 295(5) of the Corporations Act 2001.

On behalf of the directors

Dr R Brimblecombe
Executive Chairman

Malvern, United Kingdom, 29 September 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent audit report to the members of pSivida Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity and cash flow statement, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both pSivida Limited (the company) and the consolidated entity, for the financial year ended 30 June 2006 as set out on pages 27 to 101. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

Member of
Deloitte Touche Tohmatsu

Deloitte.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of pSivida Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 'Going Concern', there is significant uncertainty whether the company and consolidated entity will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter Rupp
Partner
Chartered Accountants
Perth, 29 September 2006